Exhibit 99.1

May 20, 2025

Dear Fellow Shareholders:

2024 was an exceptional year for CyberArk, highlighted by continued growth and several major milestones worth celebrating. We were proud to surpass the milestones of $1 billion in ARR and revenue for the first time, while also delivering significant improvement in profitability and free cash flow. We also celebrated the 25th anniversary of our Company’s founding and 10 years since our IPO. While CyberArk has evolved in many ways since then, our unwavering commitment to our customers and our mission of securing the world against cyberthreats remains central to every decision we make today.

In 2024, we continued to build on our leadership position. Our identity security platform remains uniquely positioned as the only platform designed to apply the right level of intelligent privilege controls across every identity, human, machine, and artificial intelligence (AI). As AI innovation accelerates, bringing both new opportunities and emerging risks, our unified platform is increasingly critical in helping organization secure complex environments. Customers are becoming more strategic with CyberArk, as our solutions not only deliver meaningful business outcomes but also enable them to consolidate and future-proof their security investments.

Key Performance Highlights:

•	Annual Recurring Revenue (ARR)[1]: Reached $1.169 billion as of December 31, 2024, surpassing the $1 billion milestone and growing 51 percent year-over-year.

•	Subscription Portion of ARR[1]: Reached $977 million as of December 31, 2024, increasing 68 percent year-over-year.

•	Total Revenue[2]: Exceeded $1 billion for the first time in 2024, growing 33 percent year-over-year.

•	Non-GAAP Operating Income[3]: Increased to $151 million or 15 percent non-GAAP operating margin, showcasing the inherent leverage in our business model.

•	Free Cash Flow[3]: Generated $221 million in free cash flow in 2024, or 22 percent free cash flow margin

•	Rule of 40: Returned to being a Rule of 40 company a year ahead of our long-term financial targets outlined in 2023.

Building on our strong execution in 2024, we enter 2025 from a position of strength. Even amid an uncertain macroeconomic environment, we remain well-positioned to continue delivering durable growth, strong profitability, and healthy free cash flow over the long term.

1 See Appendix A for the definitions of ARR and Subscription Portion of ARR. Includes $166 million in ARR as of December 31, 2024 from the acquisition of Venafi, which closed on October 1, 2024.

2 Includes approximately $47 million in total revenue for the full year 2024 from the acquisition of Venafi, which closed on October 1, 2024.

3 See Appendix A for the definitions of non-GAAP operating income and free cash flow, as well as reconciliations of non-GAAP operating income to GAAP operating loss and free cash flow to net cash provided by operating activities.

Identity Security Strategy

In a world of escalating threats brought on by increasingly sophisticated and relentless cyberattacks, identity security has reached a defining moment, and CyberArk has established its right to win. Bad actors are placing identity at the center of their attacks, and identity programs of the past are falling short of answering the call. The new identity security imperative is being driven by four security realities.

First, privileged access is now everywhere. Every identity can become privileged depending on task, target or environment. Privilege has proliferated across the entire spectrum of identities, including IT admins, cloud operations, developers, and SaaS administrators. In today’s dynamic work environments, nearly every employee interacts with sensitive data or critical systems. Our research has shown that over 70% of respondents say identity silos are a root cause of cybersecurity risk.

Second, the number of machine identities now significantly outnumbers human identities with a huge variety of approaches that enable machines to communicate securely, including secrets, API keys, Public Key Infrastructure (PKI) and digital certificates. Given the volume, variety and velocity of machine identities, organizations are increasingly recognizing that machine identity security must be a cornerstone of their enterprise security strategy.

Third, Chief Information Security Officers are overwhelmed by the sheer number of security tools and the integral nature of problems across Access, Privileged Access Management (PAM) and Identity Governance and Administration (IGA). As a result, they are looking to consolidate in order to decrease complexity, lower spend and, most importantly, strategically scale and grow with a vendor they can trust.

Fourth, securing against attacks using AI and the securing of AI are soon to be among the biggest challenges we will all face. AI makes attackers more efficient, more pervasive, and ultimately more successful. Their targets, the identities we secure, require more protection than ever. At the same time, AI is introducing brand new identities in the form of the agentic workforce that will quickly outnumber humans, and just like every other identity, will need CyberArk to be secure.

Given these market realities and evolving threat landscape, customers are increasingly demanding a unified identity security platform. CyberArk is the only vendor providing an integrated platform that is designed to help enterprises discover with context, secure with intelligent privileged controls, and automate the life cycle across all identities, human, machine and AI. In addition, our differentiated persona-based solutions approach facilitates deeper relationships, bigger wallet share, and the ability to design more strategic identity security roadmaps.

Strategic Acquisitions Expand Platform

In 2024, we successfully completed the acquisition of Venafi Holdings, Inc. (Venafi), a leader in machine identity management, as part of our broader vision of securing every identity, human, machine and AI, with the right level of privilege controls. The combination of CyberArk’s secrets management with Venafi’s machine identity management capabilities will provide organizations with a centralized solution to manage and protect all machine identity types. Automating and securing these identities will help prevent misuse and compromise, reducing risk and enhancing operational efficiency.

Additionally, in February of 2025, we acquired Zilla Security Inc. (Zilla), a leader in modern IGA solutions. Zilla’s innovative, AI-powered IGA capabilities expand our identity security platform with scalable automation, enabling accelerated identity compliance and provisioning across digital environments. Zilla addresses long-standing challenges that have hindered traditional IGA solutions. Legacy IGA systems are often slow to deploy, difficult to integrate, have limited integration with modern systems and are reliant on manual processes. This leads to inefficiencies and heightened security and compliance risks. By integrating Zilla’s best-in-class modern IGA capabilities with the CyberArk identity security platform, we believe we will reshape IGA for the modern enterprise and make the future of identity security smarter, faster and more effective than ever before.

Innovation

In 2024, we announced a number of exciting product innovations across the whole portfolio. One of our new features is CyberArk CORA AI, which provides identity security-focused AI embedded within our identity security platform. Cora AI fundamentally transforms how users interact with our platform, significantly reducing the time it takes to deliver critical information and analysis. In addition, we launched specific improvements for workforce users, IT users, developers, and machine identities, such as passwordless authentication, secure access management, and centralized secrets management.

Industry analysts once again recognized our innovation and leadership position. We were pleased to be named a Leader in the 2024 Gartner® Magic Quadrant™ for Privileged Access Management4. We were named a Leader for the sixth consecutive time and is positioned furthest in Completeness of Vision. We were named a Leader in The Forrester Wave™: Workforce Identity Platforms, Q1 2024,5 earning the highest possible score in the vision, innovation, endpoint device trust, access management, identity threat detection, and platform security criteria. Finally, we were recognized as an Overall Leader in the 2024 Leadership Compass on PAM by KuppingerCole Analysts,6 scoring highest in all three categories of product, innovation, and market leadership.

Our ongoing product and platform innovations, coupled with the strategic acquisitions of Venafi and Zilla Security and the expertise of their talented people will help fuel new innovation and further extend our leadership position and competitive moat and help further solidify our position as the identity security company.

4 Gartner® Magic Quadrant™ for Privileged Access Management, by Abhyuday Data, Michael Kelley, Nayara Sangiorgio, Felix Gaehtgens, Paul Mezzera, September 9 2024

5 The Forrester Wave™: Workforce Identity Platforms, Q1 2024, by Geoff Cairns, March 20, 2024

6 KuppingerCole Analysts, “Leadership Compass for Privileged Access Management,” by Paul Fisher, October 7, 2024

GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally, MAGIC QUADRANT is a registered trademark of Gartner, Inc. and/or its affiliates and is used herein with permission. All rights reserved.

Gartner does not endorse any vendor, product or service depicted in its research publications and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s Research & Advisory organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The Gartner content described herein (the “Gartner Content”) represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and is not a representation of fact. Gartner Content speaks as of its original publication date (and not as of the date of this Chairperson’s Letter), and the opinions expressed in the Gartner Content are subject to change without notice.

Forrester does not endorse any company, product, brand, or service included in its research publications and does not advise any person to select the products or services of any company or brand based on the ratings included in such publications. Information is based on the best available resources. Opinions reflect judgment at the time and are subject to change. For more information, read about Forrester’s objectivity on Forrester’s website.

Conclusion

The milestones we achieved in 2024 reflect the strength of our technology, strong execution, and the trust of our partners and customers. Our ongoing innovations and strategic acquisitions of Venafi and Zilla have significantly expanded our total addressable market to $80 billion. We enter 2025 with a strong foundation and a clear strategy for driving innovation, delivering value to our customers, and creating durable profitable growth for our shareholders.

With a clear roadmap for the future and a market ripe with opportunity, we are well-positioned to be one of the leading, most enduring, and profitable security businesses of our time as we help our customers move fearlessly forward with their digital transformation initiatives.

On behalf of our Board of Directors, we invite you to attend our 2025 Annual General Meeting of Shareholders to be held at 4:00 p.m. (Israel time) on June 24, 2025, at our corporate headquarters at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel.

Thank you for your ongoing support of CyberArk.

Ehud (Udi) Mokady Founder & Executive Chairman of the Board

CYBERARK SOFTWARE LTD.

9 Hapsagot St., Park Ofer B, POB 3143, Petach‑Tikva, 4951040, Israel,

+972‑3‑918‑0000

May 20, 2025

Dear CyberArk Software Ltd. Shareholders:

We cordially invite you to attend the 2025 Annual General Meeting of Shareholders (the “Meeting”) of CyberArk Software Ltd. (the “Company”) to be held at 4:00 p.m. (Israel time) on June 24, 2025, at the Company’s offices at 9 Hapsagot St., Park Ofer B, Petach‑Tikva, Israel.

The Meeting is being called for the following purposes:

(1)
To re‑elect each of Gadi Tirosh, Amnon Shoshani and Avril England, each for a term of approximately three years as a Class II director of the Company, until the Company’s annual general meeting of shareholders to be held in 2028 and until his or her respective successor is duly elected and qualified;

(2)
To approve, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”), a special grant of performance share units (“PSUs”) to the Company’s Chief Executive Officer, Matthew Cohen;

(3)
To approve, in accordance with the requirements of the Companies Law, the adoption of an equity grant plan for the years 2025-2027, for the grant of PSUs and restricted share units (“RSUs”) to the Company’s Executive Chairman of the Board, Ehud (Udi) Mokady;

(4)	To approve a compensation policy for the Company’s executives and directors, in accordance with the requirements of the Companies Law; and

(5)
To approve the re‑appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the Company’s 2026 annual general meeting of shareholders, and to authorize the Board of Directors of the Company (the “Board”) to fix such accounting firm’s annual compensation.

Members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2024.

The Board unanimously recommends that you vote in favor of each of the foregoing proposals, which are more fully described in the accompanying proxy statement.

We know of no other matters to be submitted at the Meeting other than as specified herein.  If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

Shareholders of record at the close of business on May 16, 2025, are entitled to vote at the Meeting.

Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card, including for voting by telephone or the Internet.  It is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the accompanying proxy statement, please follow the instructions provided for voting by the Internet or by telephone, or mark, date, sign and mail the enclosed proxy card as promptly as possible in the enclosed stamped envelope.  If voting by mail, the proxy must be received by the Company’s transfer agent or at the Company’s registered office at 9 Hapsagot St., Park Ofer B, Petach‑Tikva, Israel, not later than 11:59 p.m. (EDT) on June 23, 2025, to be validly included in the tally of Ordinary Shares voted at the Meeting.  If you are a shareholder who holds shares in “street name” (i.e., through a bank, broker or other nominee), an earlier deadline may apply to receipt of your proxy card.  An electronic copy of the enclosed proxy materials will also be available for viewing at http://investors.cyberark.com.  The physical copies of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed prior to the Meeting at the registered office of the Company from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  The Company’s telephone number at its registered office is +972‑3‑918‑0000.

Sincerely, Ehud (Udi) Mokady Founder & Executive Chairman of the Board

CYBERARK SOFTWARE LTD.

9 Hapsagot St., Park Ofer B, POB 3143, Petach‑Tikva, 4951040, Israel

+972‑3‑918‑0000

PROXY STATEMENT

2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement (the “Proxy Statement”) is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of CyberArk Software Ltd. (to which we refer as “we,” “us,” “CyberArk” or the “Company”) to be voted at the 2025 Annual General Meeting of Shareholders (the “Meeting”) and at any postponement or adjournment thereof.  The Meeting will be held at 4:00 p.m. (Israel time) on June 24, 2025, at our offices at 9 Hapsagot St., Park Ofer B, Petach‑Tikva, Israel.

This Proxy Statement and the enclosed proxy card are being made available on or about May 20, 2025, to holders of the Company’s ordinary shares, nominal (par) value NIS 0.01 per share (“Ordinary Shares”), as of the close of business on May 16, 2025, the record date for the Meeting (the “Record Date”).  You are entitled to vote at the Meeting if you hold Ordinary Shares as of the close of business on the Record Date.

See “How You Can Vote” below for information on how you can vote your shares at the Meeting.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items (Proposals)		Board Recommendation	Further Details
1.	To re‑elect each of Gadi Tirosh, Amnon Shoshani and Avril England, each for a term of approximately three years as a Class II director of the Company, until the Company’s annual general meeting of shareholders to be held in 2028 and until his or her respective successor is duly elected and qualified;	✔ FOR each of the director nominees	Pages 19 to 20
2.	To approve, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”), a special grant of performance share units (“PSUs”) to the Company’s Chief Executive Officer, Matthew Cohen;	✔ FOR	Pages 21 to 23
3.	To approve, in accordance with the requirements of the Companies Law, the adoption of an equity grant plan for the years 2025-2027, for the grant of PSUs and restricted share units (“RSUs”) to the Executive Chairman of the Board of the Company, Ehud (Udi) Mokady;	✔ FOR	Pages 24 to 29
4.	To approve a compensation policy for the Company’s executives and directors, in accordance with the requirements of the Companies Law; and	✔ FOR	Pages 30 to 31
5.	To approve the re‑appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the Company’s 2026 annual general meeting of shareholders, and to authorize the Board to fix such accounting firm’s annual compensation.	✔ FOR	Pages 32 to 33

We are not aware of any other matters that will come before the Meeting.  If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

Quorum

On the Record Date, we had 50,293,726 Ordinary Shares issued and outstanding.  Each ordinary share outstanding as of the close of business on the Record Date is entitled to one vote on each of the proposals to be presented at the Meeting.  Under our Articles of Association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of the voting power of our Company.  If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day in the next week, at the same time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be more or less than one week after the original date and time scheduled for the Meeting).  At such adjourned meeting, the presence of any shareholder in person or by proxy (regardless of the voting power represented by his, her or its shares) will constitute a quorum.

Abstentions and “broker non‑votes” (if any) are counted as present for purposes of determining a quorum.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of the proposals to be presented at the Meeting.

In addition, the approval of Proposal 4 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of Proposal 4, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest for approval of Proposal 4 (each, an “Interested Shareholder”); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if they hold or control, by themselves or together with others, one half or more of any “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e., spouse, brother or sister, parent, grandparent, child as well as such shareholder’s spouse’s child, brother, sister or parent, or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or Internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you believe you are an Interested Shareholder (in which case your vote would only count for or against the ordinary majority, and not for or against the special tally under Proposal 4), please contact our proxy solicitor, Innisfree M&A Incorporated, toll-free at 1 (888) 750-5834 (from the U.S. or Canada) or at +1 (412) 232-3651 (from other locations).

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that none of our shareholders should have a personal interest in Proposal 4 and be deemed an Interested Shareholder.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting.  You may vote in any of the manners below:

•
By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on‑screen prompts.  If you hold shares in “street name,” and if the brokerage firm, bank or another similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet or simply click on the “VOTE NOW” button if you received your proxy materials by email;

•
By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll‑free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts.  If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage‑paid envelope provided.  You should sign your name exactly as it appears on the enclosed proxy card.  If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity.  If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions.  To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage‑paid envelope provided by your brokerage firm, bank or other similar organization.

If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be published in a Form 6‑K filed with the Securities and Exchange Commission (the “SEC”).

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, these proxy materials are being sent directly to you by our transfer agent.  As the shareholder of record, you have the right to provide your voting proxy directly to the Corporate Secretary of our Company or to vote in person at the Meeting.  If you do not wish to attend the Meeting and wish to vote your Ordinary Shares, you should submit a proxy in one of the above‑mentioned manners.  If you have lost or misplaced the proxy card mailed to you, you may request another by calling our proxy solicitor, Innisfree M&A Incorporated, toll‑free at (888) 750‑5834 (from the U.S. or Canada) or at +1 (412) 232‑3651 (from other locations).

We will not be able to count a proxy card unless we receive it at our principal executive offices at 9 Hapsagot St., Park Ofer B, POB 3143, Petach‑Tikva, 4951040, Israel, or our registrar and transfer agent receives it in the enclosed envelope, in each case, no later than 11:59 p.m. (EDT) on June 23, 2025.

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) regarding the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted by the persons named as proxies in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If your Ordinary Shares are held in a brokerage account or through a bank, trustee or other nominee, you are considered to be the beneficial owner of shares held in “street name.”  Proxy materials are being furnished to you together with a voting instruction form by the broker, bank, trustee or other nominee or an agent hired by the broker, trustee or nominee.  Alternatively, you may receive your proxy materials by email if you had previously consented to such form of delivery. Please follow the instructions in the email or on the voting instruction form to direct your broker, bank, trustee or other nominee how to vote your shares.  Many nominees provide means to vote by telephone or by Internet.  Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote your shares at the Meeting.

Under the rules of the Nasdaq Stock Market LLC (“Nasdaq”), brokers, trustees or other nominees that hold shares in “street name” for clients only have authority to vote on “routine” proposals where they have not received voting instructions from beneficial owners, and a “broker non‑vote” occurs when brokers, trustees or other nominees are unable to vote on “non‑routine” proposals.

Thus, if you, as a beneficial owner of the shares, do not provide specific instructions to your broker, trustee or other nominee, your broker, trustee or other nominee will not be allowed to exercise its voting discretion with respect to any “non-routine” proposal.  If your shares are held of record by a broker, trustee or other nominee, we urge you to give instructions to your broker, trustee or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on the Record Date, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of a Proxy

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Shareholders who hold shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if they desire to revoke or modify previously submitted voting instructions.

Shareholder Proposals

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law and our Articles.  Under the Companies Law, any shareholder who holds at least one percent (1%) of the Company’s outstanding voting rights is entitled to request that the Board includes a proposal to be voted on by the Company’s shareholders, provided that such proposal is appropriate for consideration by shareholders at the Meeting. Notwithstanding the aforementioned, under the Israeli Companies Regulations (Relief for Companies with Securities Listed for Trading on a Foreign Stock Exchange), only shareholders holding at least five percent (5%) of the Company’s outstanding voting rights are entitled to request that the Board include at the Meeting a proposal related to election or removal of a director from the Board.   Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary, Meital Koren, at the following address: CyberArk Software Ltd., 9 Hapsagot St., Park Ofer B, POB 3143, Petach‑Tikva, 4951040, Israel, or by fax to +972‑3‑9180028, Attn: Meital Koren, Corporate Secretary.  For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than May 27, 2025.

Share Ownership

Based on public filings and calculated based on our issued and outstanding Ordinary Shares on the Record Date, to our knowledge, no person beneficially owns more than 5% of our Ordinary Shares.

Solicitation of Proxies

Proxies are being made available to shareholders on or about May 20, 2025.  We have retained Innisfree M&A Incorporated to assist with the solicitation of proxies in connection with the Meeting.  Innisfree M&A Incorporated will receive customary fees plus out‑of‑pocket expenses in connection with the performance of its services. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may also solicit proxies by telephone, email or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Corporate Secretary based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6‑K that will be furnished to the SEC.

Availability of Proxy Materials

Copies of the proxy card and this Proxy Statement were furnished to the SEC under cover of a Form 6‑K and are also available at the “Investor Relations” section of our website at http://investors.cyberark.com.  The contents of that website are not a part of this Proxy Statement and are not incorporated by reference herein.

Assistance with Voting

If you have questions about how to vote your shares, you may contact our proxy solicitor, Innisfree M&A Incorporated, toll‑free at 1 (888) 750‑5834 (from the U.S. or Canada) or at +1 (412) 232‑3651 (from other locations).

SPECIAL NOTE REGARDING FORWARD‑LOOKING STATEMENTS

In addition to historical facts, this Proxy Statement contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements express the current beliefs and expectations of the Company’s management.  In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating, but not limited to: risks related to the Company’s acquisitions of Venafi and Zilla, including potential impacts on operating results; challenges in retaining and hiring key personnel and maintaining Venafi and Zilla business; risks related to the successful integration of the operations of Venafi or Zilla and the ability to realize anticipated benefits of the combined operations; the rapidly evolving security market, increasingly changing cyber threat landscape and our ability to adapt our solutions to the information security market changes and demands; our ability to acquire new customers and maintain and expand our revenues from existing customers; real or perceived security vulnerabilities and gaps in our solutions or services or the failure of our customers or third parties to correctly implement, manage and maintain our solutions; our IT network systems, or those of our third-party providers, may be compromised by cyberattacks or other security incidents, or by a critical system disruption or failure; intense competition within the information security market;  failure to fully execute, integrate, or realize the benefits expected from strategic alliances, partnerships, and acquisitions; our ability to effectively execute our sales and marketing strategies, and expand, train and retain our sales personnel; risks related to our compliance with privacy, data protection and artificial intelligence (AI) laws and regulations; our ability to hire, upskill, retain and motivate qualified personnel; risks related to the integration of AI technology into our operations and solutions; our reliance on third-party cloud providers for our operations and software-as-a-service (SaaS) solutions; our ability to maintain successful relationships with channel partners, or if our channel partners fail to perform; fluctuation in our quarterly results of operations; risks related to sales made to government entities; economic uncertainties or downturns; our history of incurring net losses, our ability to generate sufficient revenue to achieve and sustain profitability and our ability to generate cash flow from operating activities;  regulatory and geopolitical risks associated with our global sales and operations; risks related to intellectual property; fluctuations in currency exchange rates; the ability of our solutions to help customers achieve and maintain compliance with government regulations or industry standards; our ability to protect our proprietary technology and intellectual property rights; risks related to using third-party software, such as open-source software and other intellectual property; risks related to share price volatility or activist shareholders; any failure to retain our “foreign private issuer” status or the risk that we may be classified, for U.S. federal income tax purposes, as a “passive foreign investment company”; risks related to issuance of Ordinary Shares or securities convertible into Ordinary Shares and dilution, leading to a decline in the market value of our Ordinary Shares; changes in tax laws; our expectation to not pay dividends on our Ordinary Shares for the foreseeable future; and risks related to our incorporation and location in Israel, including wars and other hostilities in the Middle East; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the SEC. Forward-looking statements in this proxy statement are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we may provide information, forward-looking or otherwise, herein or in other locations, such as our corporate website that is not necessarily “material” under the U.S. federal securities laws for SEC reporting purposes, but that responds to a range of matters, such as certain ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders.

COMPENSATION OF CERTAIN OFFICE HOLDERS AND DIRECTORS

For information about the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2024, as required by regulations promulgated under the Companies Law, see “Item 6.B. Compensation—Compensation of Directors and Senior Management” of our annual report on Form 20‑F for the year ended December 31, 2024, filed with the SEC on March 12, 2025, and available on the “Investor Relations” section of our website at http://investors.cyberark.com or through the SEC’s website at www.sec.gov.

CORPORATE GOVERNANCE

Overview

CyberArk is committed to effective corporate governance and independent oversight by our Board. Our governance framework is built on the guiding principle that the Board is accountable for representing the best interests of our shareholders.  We accomplish that primarily through Board independence, diversity of experience and active engagement with shareholders and other key constituents.

Shareholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our shareholders.  We value and carefully consider shareholder feedback, implementing changes when appropriate to align with our strategy, growth objectives, and stage of maturity. As part of our robust investor relations program, we engage with the vast majority of our institutional shareholders throughout the calendar year in our quarterly earnings calls, investor conferences, and investor meetings.

Each year, we conduct substantive discussions with shareholders on executive compensation, corporate governance, corporate performance, strategy and our sustainability program. In 2024, for example, we engaged with approximately 80% of our top 25 shareholders, which represented approximately 33% of our outstanding shares. Feedback from these discussions has contributed to enhancements in key areas including dilution management, executive compensation structure, corporate governance practices, and environmental strategy. Maintaining open and transparent communication with shareholders is a core element of our governance philosophy, and we remain committed to continuing this engagement going forward.

Board Structure

Our Articles provide that we may have no fewer than four and no more than nine directors, as may be fixed from time to time by the Board.  Our Board currently consists of nine directors.  Independence is a key pillar of our corporate governance, and each of our seven current non-employee directors is independent under Nasdaq corporate governance rules, which require a majority of our directors to be independent.  Our directors are divided into three classes with staggered three-year terms.  Each class of directors consists of one-third of the total number of directors constituting the entire Board.  At each annual general meeting of our shareholders, the term of office of only one class of directors expires.  The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election.  Each director holds office until the annual general meeting of our shareholders in which their term expires, unless they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles.  In 2022, the Nominating, Environmental, Sustainability and Governance Committee (the “Nominating and ESG Committee”) and the Board approved a board refreshment program, including committing to introduce a new Board member at least every five years, and rotated the committee membership to include our then-newest Board members, François Auque and Avril England, in our Audit and Strategy Committees, respectively. In May 2024, Ms. England was appointed to serve as a member of the Board’s Nominating and ESG Committee, and in May 2025, she was named the chairperson of the Nominating and ESG Committee. In November 2023, we introduced Mary Yang as a new member to our Board, replacing David Schaeffer, who had served as a member of our Board since May 2014. In November 2024, Ms. Yang was appointed to serve as a member of the Board’s Strategy Committee.

Board Composition and Qualifications

Our Board provides independent oversight of the Company and management.  Our Board consists of a range of experienced and qualified members.  The Board skills and experience matrix below represents the key skills that our Board identified as particularly valuable to the effective oversight of the Company and the execution of our strategy, as well as certain personal characteristics of our directors.  This matrix highlights the depth and breadth of skills of our Board members.

PERSONAL				COMMITTEES				EXPERIENCE & SKILLS										
	Independent	Age	Gender	Tenure (in years)*	Audit Committee	Compensation Committee	Nominating & Corporate Governance	Strategy Committee	Leadership & Business Operations	Industry Knowledge	Technology	Finance & Accounting	Risk Management	Global Corporations	Strategy Development	Mergers & Acquisitions	Legal & Corporate Governance	Human Capital Management	Sustainability
Ehud Mokady		56	M	20				C	X	X	X		X	X	X	X	X	X	
Gadi Tirosh	X	59	M	14		X	X	X	X	X	X			X	X	X			X
Matthew Cohen		49	M	2					X	X	X	X	X	X	X	X	X	X	
Amnon Shoshani	X	61	M	15			X		X	X	X		X	X	X	X	X	X	X
Kim Perdikou	X	67	F	10	X (F)	C	X		X	X	X	X	X	X	X	X	X	X	
Ron Gutler	X	67	M	10	C (F)	X		X	X			X	X	X	X	X			
François Auque	X	68	M	6	X (F)				X	X	X	X	X	X	X	X	X	X	
Avril England	X	57	F	4			C	X	X		X			X	X	X		X	
Mary Yang	X	56	F	1				X	X	X	X	X	X	X	X	X	X		X

* As of the date of the Meeting           C = Chairperson              (F) = Financial Expert

Board Leadership and Lead Independent Director

Mr. Mokady, our founder, who served as our CEO from 2005 until April 2023, has been on the Board since the Company’s inception and has served as chairman of our Board since June 2016.  When the roles of CEO and Chairman of the Board were combined following the approval of our shareholders at such time, our Board appointed a lead independent director (“Lead Director”).  In April 2023, we separated the roles of CEO and Chairman of the Board.  Mr. Mokady assumed the role of Executive Chair, and Matthew Cohen was appointed as CEO and joined the Board.  Even though the roles of CEO and Chairman of the Board are not currently combined, Mr. Mokady continues to be employed by the Company and, as such, he does not qualify as “independent.” Accordingly, in order to facilitate strong, independent Board leadership and ensure effective independent oversight, the Board believes it is in the Company’s best interest to maintain the Lead Director role.

Our Lead Director is selected by our non-executive Board members from among the independent directors of the Board who have served a minimum of one year as a director.  Additionally, if at any meeting of the Board the Lead Director is not present, one of the following individuals, in the order listed, will act as Lead Director for the duration of such meeting: the Chairperson of the Audit Committee, the Chairperson of the Compensation Committee, or an independent member of the Board appointed by a majority of the independent members of the Board present.  Gadi Tirosh currently serves as our Lead Director.

The authorities and responsibilities of the Lead Director include the following:

•
providing leadership to the Board if circumstances arise in which the role of the Executive Chair may be, or may be perceived to be, in conflict with the interests of the Company, and responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	presiding as chairman of meetings of the Board at which the Executive Chair is not present, including executive sessions of the independent members of the Board;

•	serving as a liaison between the CEO and the independent members of the Board;

•	providing feedback on Board meeting agendas, information and ongoing training provided to the Board, and requiring changes to the same;

•	approving meeting schedules to ensure that there is sufficient time for discussion of all agenda items;

•	having the authority to call meetings of the independent members of the Board;

•	being available for consultation and direct communication with shareholders, as appropriate;

•	recommending that the Board retain consultants or advisers that report directly to the Board;

•	conferring with the Executive Chair or CEO on important Board matters and key issues and tasks facing the Company, and ensuring the Board focuses on the same;

•	presiding over the Board’s annual self assessment process and the independent directors’ evaluation of the effectiveness of the Executive Chair, CEO and management; and

•	performing such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its duties.

Strong Board Oversight

The Nominating and ESG Committee and the Board have implemented the following corporate governance best practices, to ensure strong independent oversight by the Board and its Committees:

✔	Separated Executive Chair and CEO roles	✔	Ongoing shareholder engagement program
✔	Lead Director with expansive duties and extensive oversight experience	✔	Annual Board and committee evaluations
✔	7 of 9 directors are independent	✔	Executive sessions of Independent Directors
✔	Fully independent Audit, Compensation and Nominating and ESG Committees	✔	Executive sessions with the Independent Auditors and key employees related to risk management
✔	Ongoing board refreshment and succession planning ‑	✔	Annual review of committee charters
✔	Board refreshment program with a commitment to add a new board member at least every five years – new directors appointed in 2019, 2021 and 2023	✔	Regular internal audits of management responsibilities
		✔	Board continuing education program
✔	Thoughtful committee rotations –appointed Mr. Auque and Ms. England to the Audit and Strategy Committees, in 2022. Ms. England joined the Nominating and ESG Committee in 2024 and was named its chairperson in 2025. In 2024, Ms. Yang joined the Strategy Committee.	✔	Independent directors and committees’ direct communication with executive team and key employees
		✔	In‑house team led by Head of Internal Audit who reports to Audit Committee

Board Oversight of Risk Management

One of the main responsibilities of our Board is to effectively monitor and manage the Company’s evolving risk profile.  Our committees play a vital role in supporting the Board’s risk oversight responsibilities, as follows:

Committee	Risk Oversight Areas of Focus
Audit	• Our overall risk assessment and strategy for managing enterprise risk
• Accounting and financial reporting, legal, compliance and privacy
• Cybersecurity, including product and information security
Compensation	• Compensation policies and practices related to our directors, CEO, executives and employees
• Our human capital management and inclusion and belonging strategy
Nominating and ESG	• Board composition and effectiveness, corporate governance, and the ESG program, including environmental stewardship
Strategy	• Our long‑term business and corporate strategy, including organic and inorganic growth

The committees receive regular updates from the relevant functions within the Company responsible for the management and mitigation of the different areas of risk.  In addition, the committees hold closed executive sessions with individual members of CyberArk’s leadership team as well as our internal and external audit functions.  The committee chairs apprise the Board regularly of committee discussions, decisions and actions taken.

Board and Committee Effectiveness and Meetings

Our Board and committees are committed to conducting their duties effectively and in the best interests of CyberArk and our shareholders.  Our Board performs an annual self assessment to evaluate its effectiveness in fulfilling its obligations, which is overseen by the Lead Director and the Nominating and ESG Committee.  As part of the assessment, directors, relevant members of management and outside counsel provide feedback on a variety of topics such as Board and committees’ management, responsibilities, effectiveness and composition.  Our Corporate Secretary summarizes these individual assessments and discusses the results with the Nominating and ESG Committee and the Board. The Board then takes such further action or guides management on key findings, as it deems appropriate.

During 2024, our Board met eleven times and acted twice by written consent; our Audit Committee met eight times; our Compensation Committee met six times; our Nominating and ESG Committee met twice; and our Strategy Committee met six times. Each of the incumbent directors (including all the director nominees listed in Proposal 1) attended at least 75% of our Board meetings and the meetings of each of the committees of the Board on which they served.

We recognize the importance of keeping our Board members current on market trends, industry events, and best practices, as well as enhancing their knowledge of the Company’s evolving solution portfolio and identity security platform, go-to-market motion and research and development programs.  New Board members undergo our onboarding process, including onboarding guides and tailored trainings.  In addition, we provide continuing director education, which may include internally developed materials, presentations and training, or programs presented by third parties, and encourage our directors to attend CyberArk events such as our Global Kickoff, Investor Day, and annual “IMPACT” customer event.

Considerations in Evaluating Director Nominees

Our Nominating and ESG Committee undertakes an evaluation process of the qualifications of the Board members and identifies potential areas where we may enhance our Board, including size, composition and additional expertise.  We look for Board members with the highest levels of integrity and ethics that align with our corporate values.  Our strong corporate culture has been key to our long-term success, and we believe the tone is set at the top with our Board. To represent the best interests of our shareholders, we remain committed to maintaining a Board that is inclusive and endeavors to have varied expertise, experience, backgrounds and perspectives among its members.  In evaluating director nominees, the Nominating and ESG Committee may consider a range of criteria, including but not limited to, their business and industry experience. Relevant business experience may include corporate governance, financial acumen, go-to-market strategy, product management, executive leadership, M&A experience, risk management, strategic planning, sustainability, and public company service. In terms of industry-specific experience, the Nominating and ESG Committee may consider knowledge of alliances and partnerships, B2B business models, cloud technologies, competitive analysis, cybersecurity, the public sector, SaaS or software markets, and broader information technology. These considerations, along with any other criteria the Nominating and ESG Committee deems relevant, are part of our continued commitment to building and maintaining a high-performing, strategically balanced, and forward-thinking Board.

DIRECTOR & OFFICE HOLDER COMPENSATION

Executive Compensation Program ‑ Methodology & Key Principles

Our Compensation Committee and the Board have carefully structured our executive compensation program to attract, motivate and retain our key office holders who drive our success, including our Executive Chair and our CEO.

Our executive compensation program is designed to promote the Company’s medium and long-term objectives, business and strategy and create appropriate incentives for our office holders, taking into consideration, among other factors, the size and nature of operations of our Company as well as our competitive environment.  The program’s key principles and governance best practices include:

✔
Compensation program that balances performance targets and time horizons to support the achievement of our financial, strategic and long-term organizational objectives. It is designed to incentivize sustainable success and team alignment, while remaining in line with market practices

✔
Compensation program is designed to incentivize superior individual excellence and link the compensation of our office holders to the Company’s success and, as a result, to align the interests of our office holders with those of our shareholders

✔	Annual review of our compensation program to ensure its compliance with applicable laws and regulations, market practices, as well as the Company’s targets and strategy

✔	Fully independent Compensation Committee, composed of at least three members

✔	Independent, outside consultant support in the design and analysis of our compensation program and advice regarding our executive and non‑employee director compensation

✔	Annual equity based compensation cap for both our executives and Board members

✔	Annual cash bonus payment cap for our executives

✔	Compensation practices that include a significant performance-based component, with at least 50% of our executives’ annual equity grant currently subject to performance-based criteria

✔	Carefully managing and reducing our equity dilution level (currently below 10%)

✔
Prohibiting any transaction in the Company’s shares and derivatives that is speculative or short-term in nature, creates an actual or perceived conflict of interest, or bets against the Company’s future performance or short-term prospects

✔	Recoupment provisions pursuant to a clawback policy covering both cash and equity compensation, in compliance with SEC and Nasdaq requirements (“Clawback Policy”).

Evolution of our Executive Compensation Program

We are committed to a pay-for-performance culture that supports the retention of key executives who drive our corporate success. Our compensation approach emphasizes a balanced mix: a moderate, fixed base salary provides predictability, while variable compensation—primarily in the form of equity and performance-based cash bonuses—drives alignment with critical corporate objectives and the interests of shareholders. We believe that our compensation practices, which have evolved over time, have been effective in incentivizing achievement of key strategic objectives that resulted in long-term sustainable shareholder value, while keeping compensation packages competitive with the practices applied by other companies in our Peer Group.  For example, key criteria for 2024 and 2025 compensation relates to the achievement of our profitability and free cash flow generation goals.  In 2025, we also introduced a long-term equity incentive tied to the achievement of our 2027 ARR targets, further aligning executive compensation with the key driver for sustained company performance, long-term growth, and the creation of shareholder value.

As the Company has grown and matured, our Compensation Committee and the Board have likewise evolved our executive compensation program, taking into account shareholder feedback.  Since our initial public offering in 2014, we have continuously enhanced our executive equity grant methodology and practices, in line with progressive compensation trends that prevail among global technology companies, often more mature than ourselves.  For example, the portion of performance-based equity has increased over time and continues to be relatively high compared to our Peer Group, and we introduced a relative TSR performance metric long before our Peer Group. According to analysis from Meridian Compensation Partners, LLC (“Meridian”), approximately 70% of our Peer Group members grant performance-based equity awards to their chief executive officers, with 39% of the overall grant value granted as performance-based equity awards. In comparison, under the CEO and proposed EC Equity Plan, a minimum of 50% of overall grant value is granted in the form of performance-based equity awards.

Performance as a Key Consideration in Annual Compensation Review

The Compensation Committee conducts a thorough performance review process of each of our executives on an annual basis, considering, among other factors, the achievement of the specific performance goals that were set for each executive at the beginning of the previous year as well as our CEO’s assessment of the performance of each executive (other than himself and the Executive Chair).  The performance review is used by the Compensation Committee and the Board to determine the extent to which an executive has earned their performance-based, variable cash and equity compensation for the previous fiscal year.  Further, the performance evaluation serves as a key factor in considering potential updates of an executive’s compensation package.

Each year, the Board approves, based on the recommendation of the Compensation Committee, the financial and strategic goals applicable to the executives’ performance oriented, variable compensation, based on the Company’s operating plan for that year and its strategic goals for the upcoming years. A composition of different key, measurable performance indicators for the Company are designated as performance criteria for the purposes of earning PSUs granted by the Company.  All goals are designed to align executive pay with the Company’s medium or long-term performance and promote successful achievement of critical milestones in the Company’s growth and the execution of its strategy, thereby supporting the increase of Company and shareholder long-term value. While Israeli law allows for the use of qualitative goals for a substantial portion of an office holder’s variable compensation, our practice has been to almost exclusively promote quantitative criteria. To reinforce this approach, we are proposing to further limit the ability to set qualitative goals in our revised Compensation Policy, which is being submitted to shareholders for approval in Proposal 4 below.

The Compensation Committee and the Board’s strong track record of setting substantial performance goals designed to pay for performance and align our executives’ interests with those of our shareholders is demonstrated by the PSU performance criteria achievement rates and their applicable earning rates:

	Targets	Performance Criteria Achievement Rate (Weighted Average)	Earning Rate
2020	• Annual revenue • Non-GAAP profitability • License-derived revenue	80.0%	60.0%
2021	• ARR • Percentage of new license subscription bookings out of total new license bookings, on an annualized basis	111.0%	183.0%
2022	• ARR • Total new license bookings, on an annualized basis	99.0%	102.0%
2023	• ARR • Operating Margin	181.3%	159.0%
2024	• ARR • Operating Margin	129.5%	165.1%

 In addition, we link a portion of the compensation of certain senior members of our executive team to the Company’s overall, long-term performance as compared to other companies in our industry by using relative TSR with at least a three‑year performance period as a performance criterion, thereby directly aligning their interests with those of our shareholders for an extended period of time.  This promotes the consistent performance and long‑term vision of key executives, whose decisions will determine the Company’s trajectory in the coming years, as demonstrated below:

Year of Grant	Stock Performance Relative Percentile	Earning Rate
2020	49.7th	99.4%
2021	89.7th	200.0%
2022	92.5th	200.0%

Equity Plan Governance

Our Compensation Committee and the Board have consistently taken a disciplined approach to effectively manage the long-term dilutive impact of our equity incentive program.  They remain committed to maintaining an appropriate balance between the use of equity compensation and its dilutive effect on earnings per share. The Compensation Committee and the Board regularly review the Company’s equity compensation methodology to ensure it supports our financial and strategic goals, aligns with market practices, and effectively manages shareholder dilution and the growth of share-based compensation relative to overall revenue. Some of the measures we have undertaken to effectively manage dilution include authorizing the reservation of shares for issuance under the Company’s 2014 share incentive plan (the “2014 Plan”) between 2017 and 2024, under the 2020 Employee Share Purchase Plan (the “2020 ESPP”) between 2020 and 2025, and under the 2024 Share Incentive Plan (the “2024 Plan”) between 2024 and 2025, at a rate significantly lower than that otherwise permissible under such plans and reducing the overall number of shares reserved for issuance under the 2014 Plan by 900,000 Ordinary Shares in June 2019 and by an additional 150,000 Ordinary Shares on May 1, 2024.  We have continuously enhanced our executive equity compensation by shifting from time-based stock options towards PSUs.  This practice began with our former CEO, Mr. Mokady, and has since been extended to all our executives and other senior managers, including Mr. Cohen in his previous role as COO and his current role as CEO.

As of May 16, 2025, 2,620,595 Ordinary Shares underlying share-based awards were outstanding under the 2014 Plan and 2024 Plan, and 2,423,359 Ordinary Shares were reserved for future grant under the 2024 Plan and the 2020 ESPP, reflecting a basic dilution rate of 9.11%. Meridian’s survey data reflected that while the Company’s revenue multiples were over the 75th percentile and its three-year total shareholder return was over the 98th percentile among the Peer Group, its 2024 total equity overhang was positioned below the 25th percentile among the Peer Group.

Outside Consultant Engagement

The Compensation Committee has engaged Meridian as an independent, outside consultant, to provide it with advice related to our executive and non-employee director compensation programs and to assist in the design, formulation, analysis, and implementation of our compensation program.  The information provided by Meridian relating to the compensation practices of peer companies aids the decision-making process of the Compensation Committee and the Board and supports our ability to inform our shareholders of the Company’s relative positioning on compensation.  The Compensation Committee and the Board make their final decisions relating to annual executive compensation in reliance on various considerations, including the information provided by Meridian, as applicable, with a focus on the individual performance of our executives.

The Company’s current compensation peer group (“Peer Group”) was determined by the Compensation Committee, following Meridian’s analysis of appropriate peers, based on sector, revenue and market capitalization, and is comprised of:

AppFolio, Inc.	Five9, Inc.	monday.com Ltd.	SentinelOne, Inc.
Box, Inc.	GitLab Inc.	Okta, Inc.	Tenable Holdings, Inc.
Cloudflare, Inc.	Guidewire Software, Inc.	Q2 Holdings, Inc.	Varonis Systems, Inc.
CrowdStrike Holdings, Inc.	HashiCorp, Inc.	Qualys, Inc.	Wix.com Ltd.
Dynatrace, Inc.	HubSpot, Inc.	Rapid7, Inc.	Zscaler, Inc.

As of October 2024, when the Peer Group was determined, the Company’s revenue was at the 48th percentile of the Peer Group revenue for the trailing 12 months, and the Company’s market capitalization was at the 63rd percentile of the Peer Group market capitalization.

Compensation of Non‑Executive Directors

As of July 1, 2019, following the approval of our shareholders, our non‑executive directors are entitled to the following compensation:

Cash Compensation

Annual fees with respect to each 12 months of service in the amounts of:

	Lead Director	Member
Board	US$52,500	US$35,000

Additional fees with respect to each 12 months of service on Board committees in the amounts of:

Committee	Chairperson	Member
Audit	US$20,000	US$10,000
Compensation	US$12,000	US$6,000
Nominating and ESG	US$8,000	US$4,000
Strategy	US$8,000	US$4,000

Directors are also entitled to be reimbursed for reasonable travel, accommodation and other expenses incurred by them in connection with attending Board and committee meetings and performing their functions as directors of the Company.

As executive directors, our CEO and Executive Chair are not entitled to any additional compensation for their service as members of the Board.

Equity Based Compensation

Directors are entitled to equity awards of restricted share units in the value of:

New Appointment Award	Up to US$350,000
Subsequent Annual Award	US$200,000

For more information on director compensation, see Proposal 2 of our 2019 Proxy Statement, filed with the SEC on May 21, 2019, “Item 6.B. Compensation—Compensation of Directors and Senior Management” and “Item 6.C. Board Practices—Compensation of Directors” of our annual report on Form 20‑F for the year ended December 31, 2024, filed with the SEC on March 12, 2025.

As part of the 2025 compensation analysis, the Compensation Committee and the Board, with the support of Meridian as an independent outside consultant, evaluated the non-employee director compensation program and, while certain elements of the program were positioned below market benchmarks, found it to be overall appropriate.

ENVIRONMENTAL, SOCIAL & GOVERNANCE (“ESG”)

Overview

The principles of ESG are an important part of our broader strategy and values, and we believe that transparent disclosure of the initiatives in our ESG program will allow our stakeholders to be informed about, and educated to give feedback on, our progress.

Our ESG approach and disclosures integrate input from internal and external stakeholders and external experts, which we believe can contribute to our performance over the long-term. In 2024, we continued executing our ESG program built on an ESG impact analysis we conducted in 2023. The analysis incorporated various stakeholder perspectives, such as employees, shareholders and partners, to help us identify and prioritize our ESG focus areas as well as better understand how ESG factors could impact our business.

For more information on our ESG-related activities and to download our annual ESG Report, please visit our website at https://www.cyberark.com/company/esg/. Neither the ESG Report nor the contents of our website are incorporated into this Proxy Statement.

ESG Oversight

The Nominating and ESG Committee has direct oversight of our ESG Program and reports to the full Board. All members of the Nominating and ESG Committee qualify as independent under SEC and Nasdaq rules and have either direct sustainability or human capital-related experience. Our Chief Financial Officer (CFO) and other key business leaders have direct access to the Nominating and ESG Committee and report to the Nominating and ESG Committee regarding ESG matters and strategy on a periodic basis. We believe this structure increases the Board’s effectiveness in overseeing the direction of the ESG strategy, as well as the establishment of KPIs and targets.

At the operational level, we formally established an ESG Committee in 2021. The committee is comprised of representatives from key relevant business areas, including our Finance, Legal and Compliance, Human Resources, Investor Relations, Information Technology, and Product Management. The ESG Committee reports to an Executive Steering Committee that includes the CFO and Chief Executive Officer (CEO).

Other Board committees have oversight responsibilities on certain ESG-related matters that fall within their primary areas of responsibility. The Audit Committee oversees risk management, accounting and financial reporting, legal, compliance, privacy and cybersecurity, and the Compensation Committee oversees compensation practices and policies, human capital management and inclusion and belonging matters.

ESG Focus Areas

Cybersecurity and Data Privacy

Cybersecurity is our business. Securing our network, our solutions, our employees, our customers, and our partners is the foundation of our success. At the same time, our internal cybersecurity and privacy programs are critical components of our overall strategy execution. We continue to make ongoing investments in people, processes, and technologies to mitigate risks to our business, build trust and help our customers protect against advanced cyberattacks.

 In recognition of the potential impact on our business, we maintain a cybersecurity governance structure at the highest levels of the company. The Board’s Audit Committee has oversight of our cybersecurity risk management program and receives periodic updates regarding our cybersecurity risks and controls from our management. In addition, our internal Information Security Steering Committee typically meets monthly to discuss key security matters, mitigation plans and progress. The Information Security Steering Committee members include our CEO, Chief Information Officer (CIO), Chief Product Officer (CPO), and Chief Legal Officer (CLO), as well as leaders from our Information Security, R&D and Security Services teams (including Red Team and cyber-attack experts), as needed. Our Service and Product Security Steering Committee (SPSSC) meets periodically to discuss key security matters related to our solutions. The SPSSC includes our CPO, CIO, Senior Vice President of Engineering, Senior Vice President of Product Management, Managing Counsel and other service and product security leaders in our Information Security, Product Management and R&D departments.

Cybersecurity

Our cybersecurity risk management program is centered on the management of risks related to our network, product and cloud security, including security measures and controls designed to identify, protect, detect, respond to, and recover from cybersecurity risks. We utilize the National Institute of Standards and Technology (NIST) Cybersecurity Framework as a guide to help assess and improve our program. Our dedicated security teams work to continuously improve our secure development, security operations and threat-mitigation practices. We conduct formal risk assessments and external audits on our corporate network on a regular basis as well as security assessments by qualified third parties. The results of such assessments are presented to and monitored by the Audit Committee. A critical part of our cybersecurity program is internal training and awareness, including mandatory annual training and regular campaigns, exercises and drills. Furthermore, we continue to make ongoing investments in our products and services to help our customers protect against advanced cyberattacks.

Data Privacy

We are committed to respecting and protecting personal data, including that of our customers, through responsible data handling practices and adherence to applicable data protection laws. Transparency is central to our trusted relationships with customers, and we strive to ensure that our policies and practices reflect that commitment.

We maintain a global data protection compliance program guided by key regulatory frameworks, including the European Union’s General Data Protection Regulation (GDPR) and the California Consumer Privacy Act (CCPA). This program extends to the onboarding and ongoing oversight of third-party affiliates and partners so that data flows and contractual arrangements are consistent with relevant legal and regulatory requirements.

As part of our governance framework, we conduct regular privacy risk assessments to evaluate and enhance our data protection practices across all regions in which we operate. These assessments are benchmarked against the GDPR and other local privacy regulations and promote continuous improvement as standards and best practices evolve.

We also prioritize transparency with customers, prospects, and the public through our Trust Center, which houses detailed information about our data processing practices. Our Privacy Notice, which applies across all relevant business lines where we act as a data controller, outlines what data we collect, how it is used, rights of individuals, complaint mechanisms, and opt-out procedures. In 2023, we updated our Privacy Notice and consolidated our Data Protection Customer FAQs to provide a comprehensive overview of how we manage customer data across all SaaS offerings.

Other key accomplishments in 2024 included:

•	Rolling out features in compliance with the Health Insurance Portability and Accountability Act (HIPAA) for new products and services falling within its scope.

•	Achieving ISO 27018 certification.

•
Enhancing our Privacy by Design and data-conscious culture through the development of an internal Privacy Ambassador program. The program designates employees within key business units to receive enhanced training to become subject matter experts.

For more information, see our annual ESG report, and key privacy documents available at www.cyberark.com, none of which are incorporated by reference in this Proxy Statement.

 People and Culture

Our culture is a fundamental driver of CyberArk’s success, resilience, and long-term value creation. It differentiates us in the market and unites our global team around a shared purpose. At the heart of our culture are our Core Values, which serve as the foundation for how we operate, make decisions, and deliver on our mission.

We refreshed and reaffirmed our Core Values through a collaborative, Company-wide effort. With input from employees across the organization, we distilled our values into five guiding principles: Customer First; Smart, Bold, and Humble; What’s Best for CyberArk; Innovators; and Trusted Experts. These principles reflect our commitment to customer-centricity, innovation, accountability, and integrity. Our values are designed to be clear, actionable, and aligned with our business strategy, helping ensure our culture continues to support strong performance and engagement across the organization.

Our Core Values

Customer First

Understand, anticipate and respond to the needs of customers and partners. Earn trust through consistent actions and by delivering exceptional customer outcomes.

Smart, Bold and Humble

Courageously pursue opportunities and confront problems while using experience, data and intuition to make decisions. Embrace diverse perspectives with respect and humility.

What's Best for CyberArk

Put CyberArk and the team before self. Be passionate collaborators who demonstrate individual and team accountability and a relentless focus on delivering results.

Innovators

Pioneer the future of cybersecurity by creating market-leading solutions. Reimagine ways of working to solve complex business challenges for customers and for CyberArk.

Trusted Experts

Demonstrate thorough expertise in security and in individual work domains. Seek continuous learning, communicate honestly, and act with integrity.

Move fearlessly forward.

For more information, see “Item 6.D. Employees” of our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 12, 2025.

Environment and Climate

We recognize the importance of environmental stewardship. We are actively working to better understand our carbon footprint. This process will serve as the foundation for exploring opportunities to identify the best ways to reduce our environmental impact. We further engage with our customers and investors, taking into account their input to help us build a strong environmental strategy. Ongoing environmental initiatives include receiving a limited level of assurance of our Scope 1, Scope 2 and Scope 3 greenhouse gas emissions during 2024, education and training sessions for employees on environmental topics, various employee volunteering activities, and our tree planting initiative for every new employee and as part of our employee recognition program.

PROPOSAL 1
RE‑ELECTION OF CLASS II DIRECTORS

Background

Our shareholders are being asked to re‑elect each of Gadi Tirosh, Amnon Shoshani and Avril England, each as a Class II director.

Our directors are divided among the three classes as follows:

(1)
our Class I directors are Matthew Cohen, François Auque and Mary Yang, whose current terms expire at our 2027 annual general meeting of shareholders and upon the election and qualification of their respective successors,

(2)	our Class II directors are Gadi Tirosh, Amnon Shoshani and Avril England, whose current terms expire at the Meeting and upon the election and qualification of their respective successors, and

(3)
our Class III directors are Ehud (Udi) Mokady, Ron Gutler and Kim Perdikou, whose current terms expire at our 2026 annual general meeting of shareholders and upon the election and qualification of their respective successors.

Re‑Election of Class II Directors

The Nominating and ESG Committee and the Board recommended that we nominate each of our current Class II directors, Gadi Tirosh, Amnon Shoshani and Avril England, for re‑election, each as a Class II director at the Meeting, and each for a term of approximately three years following the Meeting. The director nominees did not participate in the discussion and applicable vote regarding their respective nominations for re‑election.

Director Nominees’ Qualifications and Independence

Each of the director nominees has consented to be named in this Proxy Statement and has advised the Company that they are willing, able and ready to serve as a director if elected.  Additionally, in accordance with the Companies Law, each of the director nominees has certified to us that they meet all the requirements of the Companies Law for election as a director of a public company, possess the necessary qualifications and have sufficient time to fulfill their duties as directors of the Company, taking into account the size and needs of our Company.  We do not have any arrangements, understandings, or agreements with respect to the election of any of the director nominees at the Meeting. Gadi Tirosh, Amnon Shoshani and Avril England are independent under Nasdaq corporate governance rules.

Biographies of Director Nominees

Set forth below is certain biographical information regarding the background and experience of Gadi Tirosh, Amnon Shoshani and Avril England.  For more information regarding the experience and skills of the director nominees, please refer to the Board Composition and Qualification section above.

Gadi Tirosh has served as a member of our Board of directors since June 2011, as chairman of the Board of directors between July 2013 and June 2016 and as lead independent director since June 2016. Since 2020, Mr. Tirosh has served as Venture Partner at DisruptiveAI, an Israeli venture capital firm that focuses on innovative artificial intelligence companies. From 2018 to 2020, Mr. Tirosh served as Venture Partner at Jerusalem Venture Partners, an Israeli venture capital firm that focuses, among other things, on cybersecurity companies and operates the JVP Cyber Labs incubator. From 2005 to 2018, he served as Managing Partner at Jerusalem Venture Partners. From 1999 to 2005, he served as Corporate Vice President of Product Marketing and as a member of the executive committee for NDS Group Ltd. (Nasdaq: NNDS) later acquired by Cisco Systems, Inc. a provider of end-to-end software solutions to the pay-television industry, including content protection and video security. Mr. Tirosh holds a Bachelor of Science in computer science and mathematics and an Executive MBA from the Hebrew University in Jerusalem, Israel.

Amnon Shoshani has served as a member of our Board of directors since November 2009. Since February 1995, Mr. Shoshani has served as the Founder and Managing Partner of Cabaret Holdings Ltd. and, since March 1999, he has also served as Managing Partner of Cabaret Security Ltd., CyberArk’s founding investor and Cabaret and ArbaOne Inc. ventures activities where he had a lead role in managing the group’s portfolio companies. Between 2005 and 2018, he served as CEO and Chairman of the board of Smartech, a portfolio company of Cabaret and ArbaOne, that provides game changing technologies to the industrial world, which was sold to Hexion in November 2024. Between 2018 and November 2024, Mr. Shoshani served as the President and Chairman of the board of Smartech, and since its sale, he serves as the President and a board member of Smartech. From 1994 to April 2005, Mr. Shoshani owned a Tel Aviv boutique law firm engaged in entrepreneurship, traditional industries and high tech, which he founded. Mr. Shoshani holds a Bachelor of Law (LL.B.) from Tel Aviv University in Israel.

Avril England has served as a member of our Board of directors since March 2021. Since September 2013, Ms. England has served as part of the product leadership of Veeva Systems Inc. (NYSE: VEEV), as the General Manager of Veeva Vault, a fast-growing cloud software platform and suite of applications. Ms. England has more than 25 years of experience building and scaling product teams, including 15 years at innovative software-as-a-service companies. She was a key contributor in two successful IPOs and held leadership positions at Oracle PeopleSoft, Cisco WebEx, and IBM DemandTec. Ms. England holds a Bachelor of Commerce degree from Queen’s University in Ontario, Canada, and has received numerous professional and academic awards.

Proposed Resolutions: Proposal 1

We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a)
“RESOLVED, that the re‑election of Gadi Tirosh as a Class II director of the Company, for a term of approximately three years that expires at the third annual general meeting of shareholders to be held following his re‑election, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

(b)
“RESOLVED, that the re‑election of Amnon Shoshani as a Class II director of the Company, for a term of approximately three years that expires at the third annual general meeting of shareholders to be held following his re‑election, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

(c)
“RESOLVED, that the re-election of Avril England as a Class II director of the Company, for a term of approximately three years that expires at the third annual general meeting of shareholders to be held following her re-election, and until the due election and qualification of her successor, be, and hereby is, approved in all respects.”

Required Vote: Proposal 1

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re‑election of each of Messrs. Tirosh  and Shoshani, and Ms. England, each as a Class II director.

PROPOSAL 2
TO APPROVE A SPECIAL GRANT OF EQUITY-BASED COMPENSATION TO THE CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, any Israeli public company that seeks to approve compensation terms for a director, including equity-based compensation, is required to obtain the approval of its compensation committee, board of directors, and shareholders, in that order.

In June 2023, our shareholders approved a multi-year CEO Equity Plan, which included an equity grant to the CEO in respect of 2023 and authorized the Compensation Committee and the Board to approve CEO equity grants between 2024 and 2027 in accordance with the terms of the CEO Equity Plan.

On February 9, 2025 and February 11, 2025 (with the latter constituting the “Date of Grant”), the Compensation Committee and the Board, respectively, approved a 2025 annual equity grant to our CEO in accordance with the terms of the CEO Equity Plan (the “2025 CEO Annual Grant”), structured as follows:

	RSUs	Business PSUs	Relative TSR PSUs
Percentage	50%	30%	20%
Number of Shares	16,900	10,140	6,760
Target Value	$5,500,000	$3,300,000	$2,200,000

The performance period for the 2025 business PSUs is one year, and its targets are annual recurring revenue and non-GAAP operating income margin, both of which are viewed as key factors in our long-term success.

At the same time, the Compensation Committee and the Board also approved a special equity grant of PSUs to our CEO, valued at $6 million, which is subject to an extended, three-year performance period. The grant will vest only upon full achievement of an ambitious performance goal, which represents a crucial aspect of the Company’s performance during such period (the “2025 CEO Special Grant”). Our shareholders are being asked to approve the 2025 CEO Special Grant as its value exceeds the annual cap set forth in the previously approved CEO Equity Plan (capped at $13 million US dollars, of which $11 million were granted as the 2025 CEO Annual Grant).

While the Compensation Committee and the Board had the flexibility to award the corresponding equity value over the coming years within the guardrails of the CEO Equity Plan, the directors believe that it is in the best interest of the Company and its shareholders to structure this award as a single PSU grant with a three-year performance target that fully aligns with the Company’s long term success. The Board and the Compensation Committee believe such long-term incentive would better align the CEO’s interests with shareholder value and serve as a strong retention tool for a highly valuable CEO.

Both the 2025 CEO Annual Grant and the 2025 CEO Special Grant were made pursuant to the Company’s 2024 Plan and applicable award agreements. Consistent with Israeli law, the 2025 CEO Special Grant does not exceed the limitations of the currently effective Compensation Policy or the Amended Policy (as defined herein). If the performance criteria are achieved at target, the 2025 CEO Annual Grant and the 2025 CEO Special Grant would represent approximately 0.1% of the Company’s issued and outstanding Ordinary Shares as of May 16, 2025.

The shareholder vote on this matter is binding under Israeli law, unlike the advisory “say-on-pay” votes found in proxy statements for U.S. domestic companies. If this Proposal 2 is not approved by the affirmative vote of our shareholders as described herein, the Company will not be authorized to issue this long-term incentive package to its CEO.

Methodology

The 2025 CEO Special Grant is designed to reward sustained, exceptional performance by closely aligning the CEO’s long-term incentive compensation with the Company’s long-term growth strategy objectives—specifically, achievement of a three-year Annual Recurring Revenue (ARR) growth target—and the creation of long-term shareholder value. This plan reflects our commitment to sustained value creation, strategic execution, and meaningful long-term operational excellence.

Since assuming the CEO and director role, Mr. Cohen has significantly exceeded expectations, demonstrating outstanding leadership in driving growth, profitability, and execution of the Company’s strategy. He was instrumental in solidifying CyberArk’s position as the identity security leader and in significantly extending our ability to protect machine identities through the acquisition of Venafi—a strategic move that has increased, and continues to increase, our total addressable market – and in establishing a strategic foothold in securing Agentic AI. Under his leadership, our ARR has more than doubled, and surpassed $1 billion, a critical milestone that reflects both strategic vision and operational execution at scale. Our revenues have grown by 69%, we transitioned to sustained non-GAAP profitability and delivered strong gains in free cash flow. In light of this overperformance, the Compensation Committee and the Board believe it is essential to retain and properly incentivize Mr. Cohen to continue achieving the Company’s long-term objectives. The 2025 CEO Special Grant is grounded in our executive compensation methodology and is designed to reinforce accountability for ambitious long-term goals, retain essential leadership talent in a highly competitive market, and further align CEO compensation with shareholder interests. According to analysis by Meridian, our independent compensation advisor, even with the inclusion of the proposed one-time 2025 CEO Special Grant, the CEO’s total 2025 equity compensation remains aligned with the 75th percentile of our Peer Group. The Compensation Committee and the Board believe the grant is directly tied to the achievement of an ambitious three-year ARR growth target, a critical milestone on the path toward our achievement of the long-term growth objectives and financial targets, which we have communicated to shareholders. The long-term performance period and rigorous performance goal further demonstrate the Company’s disciplined approach to executive pay and enable strong alignment with both market standards and shareholder expectations.

Terms of 2025 CEO Special Grant

The following sets forth the value and key terms of the 2025 CEO Special Grant:

Value of the Grant

In February 2025, the Compensation Committee and the Board determined that the appropriate value of the 2025 CEO Special Grant be $6 million, which corresponds to 18,400 PSUs (at target). The number of shares underlying the PSUs to be granted was determined based on the average closing price of our Ordinary Shares over the 60 business days preceding February 1, 2025 ($326.77).  The foregoing calculation is consistent with grants made to our officers at that time and was designed to manage the impact of share price fluctuation on the dilution rate resulting from such awards.

Performance Period and Criteria

The PSUs under the 2025 CEO Special Grant will be subject to a three‑year performance period, beginning on January 1, 2025 and ending on December 31, 2027—marking the first time the Company has tied PSU awards to internal long-term business performance criteria, with no opportunity for performance to be re-evaluated or measured over an extended period beyond the original performance window.

The performance criterion for the 2025 CEO Special Grant is ARR, which is considered a key driver of the Company’s long‑term success.  The number of PSUs earned will be determined based on a tiered payout structure, with no interpolation between performance levels, and no PSUs subject to the 2025 CEO Special Grant will be earned unless at least 100% of the target ARR is achieved. Mr. Cohen will receive the applicable payout percentage corresponding to the level of performance achieved within the specified ranges. Specifically, Mr. Cohen will be entitled to earn:

•	100% of the target PSUs if the Company’s ARR performance is between 100% and 107.5% of the target;

•	150% of the target PSUs if the Company’s ARR performance is between 107.5% and 115% of the target; and

•	200% of the target PSUs if the Company’s ARR performance is 115% or above.

Vesting Terms

To the extent any of the PSUs subject to the 2025 CEO Special Grant are earned based on achievement of the ARR goal, they will vest in full no earlier than March 15, 2028.

Acceleration

Similar to other executive officers, the 2025 CEO Special Grant will be subject to double trigger acceleration of vesting upon a termination without cause or termination of employment for good reason, in either case, upon or following a Merger/Sale (as defined in the 2024 Plan).

Adjustments

The Compensation Committee and the Board, acting jointly, have the discretion to reasonably adjust (increase or decrease) the PSU performance target, if they reasonably determine that such adjustment is necessary to preserve the intended incentives and benefits of the PSUs, in accordance with the terms of our Company’s compensation policy, as it may be amended from time to time (the “Compensation Policy”), if any of the following events has a material impact on the performance metrics during the performance period:

(a) unusual or non-recurring events;

(b) changes in our accounting principles or tax laws; and

(c) events related to currency fluctuations.

Additional shares earned, if any, following an adjustment, will continue to be subject to the Clawback Policy.

As of the date hereof, the Compensation Committee and the Board have not adjusted the performance criteria of PSU awards previously granted by the Company.  If the Compensation Committee and the Board were to exercise their adjustment discretion in the future, they would continue to apply a disciplined approach that is intended to promote the best interests of the Company and its shareholders. Any potential adjustment will be carefully considered and may only be applied to preserve the original purpose of the grant and the executive performance it was intended to promote.

Conclusion

The Compensation Committee and the Board believe that the proposed 2025 CEO Special Grant is in the best interests of the Company and its shareholders, as it supports the Company’s long-term strategy by reinforcing performance expectations and aligning the CEO’s compensation with measurable growth targets. The grant also serves as a key retention tool. Mr. Cohen’s leadership has been instrumental in driving CyberArk’s strategic execution, including solidifying its position as the identity security leader, further expanding into securing machine identities and Agentic AI, and surpassing $1 billion in ARR. His continued leadership is essential to achieving our long-term objectives, and in its absence, the Company would face significant execution risk. The 2025 CEO Special Grant includes a rigorous performance target and a three-year measurement period, representing the Company’s first PSU award tied to long-term internal performance goals, with no PSUs earned unless at least 100% of the target is achieved. This structure reinforces pay-for-performance alignment and supports sustainable value creation. Approval of the grant will strengthen our ability to retain and motivate our CEO, whose leadership is critical to the Company’s continued execution, while maintaining a clear and direct link between pay and performance.

The shareholder vote on this matter is binding under Israeli law, unlike the advisory “say‑on‑pay” votes found in proxy statements for U.S. domestic companies.  If Proposal 2 is not approved by the affirmative vote of our shareholders as described herein, the Company will NOT be authorized to award the 2025 CEO Special Grant.

Proposed Resolution: Proposal 2

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the 2025 CEO Special Grant to Mr. Cohen, as described in Proposal 2 of the Proxy Statement, be, and hereby is, approved in all respects.”

Required Vote: Proposal 2

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the approval of the 2025 CEO Special Grant to Mr. Cohen.

PROPOSAL 3
EXECUTIVE CHAIR EQUITY INCENTIVE PLAN

Background

Under the Companies Law, any Israeli public company that seeks to approve compensation terms for a director, including equity-based compensation, is required to obtain the approval of its compensation committee, board of directors, and shareholders, in that order.

On May 5, 2025 and May 6, 2025, our Compensation Committee and our Board, respectively, approved the adoption of an equity incentive plan (the “EC Equity Plan”) that would provide a framework for the grant of long-term equity compensation to our Executive Chair, Mr. Mokady, between the years 2025-2027. The EC Equity Plan sets forth strict guiding principles under which equity grants may be made to Mr. Mokady, based on a detailed performance and compensation review by the Compensation Committee and the Board. The EC Equity Plan provides for the type and mix of potential awards pursuant to it, as well as the general performance conditions that would apply to them.

In accordance with the EC Equity Plan, and subject to its approval by the shareholders, the Compensation Committee and the Board have approved the following:

•	A 2025 equity grant for the Executive Chair (the “2025 EC Annual Grant”), which includes specific performance terms applicable to the PSUs that comprise 50% thereof.

•	A separate, one-time, grant of PSUs to the Executive Chair (the “2025 EC Special Grant”), with distinct long-term performance period applicable to that award.

Together, these awards are referred to as the “2025 EC Grant.”

Consistent with Israeli law, the EC Equity Plan does not exceed the limitations of the currently effective Compensation Policy or the Amended Policy (as defined herein).

Our shareholders are being asked to approve the adoption of the proposed EC Equity Plan, which is attached to this Proxy Statement as Appendix B, including the 2025 EC Annual Grant and 2025 EC Special Grant thereunder.

The shareholder vote on this matter is binding under Israeli law, unlike the advisory “say-on-pay” votes found in proxy statements for U.S. domestic companies. If this Proposal 3 is not approved by the affirmative vote of our shareholders as described herein, the Company will not be authorized to provide any equity compensation to its Executive Chair.

Methodology

The proposed EC Equity Plan reflects the feedback received from our shareholders over a multi-year engagement process, using compensation as a strategic and valuable tool that helps ensure executive incentives are directly tied to creating long-term company value and to retain key talent. Our Compensation Committee and Board believe the proposed EC Equity Plan has been designed to align a significant portion of the Executive Chair’s compensation with shareholder interests and long-term Company value creation.

As a founder of CyberArk, Mr. Mokady has been the foundational architect of the Company’s long-term vision, strategic direction and unique culture. In his capacity as Executive Chair, he continues to play an active and high-impact role, focusing on areas that are critical to the Company’s sustained success. He maintains deep engagement with strategic customers and global partners, leveraging his industry credibility and cybersecurity expertise to build trust, expand business relationships, and support high-value growth opportunities. Internally, Mr. Mokady actively mentors senior leaders, provides guidance on strategic initiatives, and champions a culture rooted in innovation, accountability, long-term thinking, and humility.

Since transitioning to an Executive Chair role, Mr. Mokady has meaningfully contributed through keynote participation at major industry conferences and executive sponsorship of key accounts. As a prominent leader in the cybersecurity industry, he continues to foster long-standing customer relationships and amplify CyberArk’s visibility across markets. Mr. Mokady’s ongoing leadership has reinforced the Company’s position as a global leader in identity security, elevated brand awareness, and embedded CyberArk’s core values into its culture and strategy. These contributions remain essential to executing the Company’s multi-year growth plan and delivering long-term shareholder value.

The Compensation Committee and the Board believe that Mr. Mokady’s continued leadership and involvement, as well as his deep cybersecurity industry knowledge, are vital to CyberArk’s ability to execute its long-term strategy, deliver sustainable growth and long-term value creation.  To ensure that a meaningful portion of Mr. Mokady’s compensation is directly tied to building long-term shareholder value, the Compensation Committee and the Board have determined that at least 50% of Mr. Mokady’s equity compensation under the proposed EC Equity Plan will be subject to performance conditions, reflecting a structure that compares favorably with peers’ practices. Notably, 68% of the 2025 EC Grant is subject to performance conditions, of which 48% is subject to a three-year performance period, striking a thoughtful balance between driving near-term execution and supporting long-term value creation.

When determining the proposed EC Equity Plan and 2025 EC Grant, the Compensation Committee and the Board considered an independent compensation analysis prepared by Meridian to ensure that the EC Equity Plan provides a framework that aligns our management’s interests with those of our shareholders, promotes long-term Company success and allows for Mr. Mokady’s compensation to appropriately reflect his continued employment with and contribution to the Company. According to Meridian’s analysis, compensation for executive chairs with ongoing strategic responsibilities is commonly based on a factor of CEO compensation. While the analysis indicated that the median of executive chair’s equity compensation at large technology companies is approximately 70% of that of the CEO, the Compensation Committee and the Board determined to set the value of the 2025 EC Grant at 50% of the 2025 CEO Grant, and the EC Plan maximum award value at 65% of the value permissible under the CEO Equity Plan previously adopted by shareholders. This decision further demonstrates the Board and Compensation Committee’s disciplined approach to compensation, which balances market insights with CyberArk’s specific leadership structure and long-term strategy. These inputs, combined with shareholder feedback and Mr. Mokady’s continued executive involvement, guided the development of a performance-oriented plan that aligns both shareholder interests and the Company’s sustained success.

EC Equity Plan

Following shareholder approval, the proposed EC Equity Plan would enable the Compensation Committee and the Board to provide long-term incentives through equity awards over a three-year period (2025 through 2027), consistent with Company’s executive compensation methodology. During the term of the EC Equity Plan, the Compensation Committee and the Board would annually assess Mr. Mokady’s performance in the previous year and his expected contribution to the Company’s short- and long-term strategy and success. The Compensation Committee and the Board would then determine the appropriate scope, value, and composition of the Executive Chair’s equity award. The proposed EC Equity Plan assures shareholders that the equity compensation for the Executive Chair, which constitutes the vast majority of his overall pay, would adhere to the clear guardrails pre-approved by the shareholders regarding its scope, value, composition and performance criteria.

Any equity award under the EC Equity Plan will include clear performance-oriented incentives that directly align long-term performance, execution of the Company’s strategy and shareholder returns with the resulting pay, such that the ultimate value of his variable compensation will be determined by and reflect actual performance. Further, the EC Equity Plan ties a meaningful portion of the Executive Chair’s share-based compensation to PSUs with at least a three-year performance period, thereby directly linking his compensation to advancing the interests of our shareholders for an extended period of time. Such use of PSUs markedly distinguishes our overall progressive approach to compensation from that of most of the companies in our Peer Group and other Israeli technology companies, making our pay methodology more performance-oriented and cutting-edge.

Proposed Key Terms

Subject	Proposed Key Terms
Plan Years	2025 through 2027
Grant Value	•	Will not exceed $8.5 million dollars (at target)
	•	Will be determined each year by the Compensation Committee and the Board based on customary factors, including Company and Executive Chair performance to date and future expectations, feedback from shareholders, as well as independent compensation benchmarking
	•	Consistent with our Compensation Policy, the maximum number of shares granted pursuant to each award may not exceed 0.5% of the Company’s outstanding shares at the date of the grant
Equity Mix	At least 50% of the overall grant value will be in the form of performance-based equity, with the remainder awarded in RSUs.
Performance Criteria and Period	•	At least 20% of the total value of each annual equity grant will be subject to performance criteria having a performance period of at least three years (“Long-Term PSUs”)
	•	The remainder of the PSUs awarded will be subject to achievement of certain of the business-related measurable criteria set forth in our Compensation Policy, with a performance period of at least one year (“Business PSUs”). Such performance criteria include, for example, the Company’s financial results, cost savings or efficiency metrics, sales and marketing objectives and productivity indices or growth in the volume of an activity
	•	Upon a Merger/Sale, as defined in the 2024 Plan, and a resignation for good reason, Long-Term PSUs subject to relative TSR criteria (“Relative TSR PSUs”) will become earned at the higher of:
o target performance level, or
o Company’s actual rTSR performance
	•	No opportunity for performance to be re-evaluated or measured over an extended period beyond the original performance window
Vesting	•	RSUs and earned Business PSUs will vest over a period of four years from the vesting commencement date
	•	Long-Term PSUs that have been earned in accordance with their terms (following the minimum three-year performance period) will fully vest following the earning determination date
	•	The first vesting event of each equity grant will occur no earlier than 12 months from the date of grant
Acceleration
Similar to other executive officers, the awards will be subject to double trigger acceleration of vesting upon a termination without cause or termination of Mr. Mokady’s employment for good reason, in either case, upon or following a Merger/Sale (as defined in the 2024 Plan)

Adjustments
The Compensation Committee and the Board, acting jointly, have the discretion to reasonably adjust (increase or decrease) the PSU performance metrics and their relative weight, to the extent they reasonably determine that such adjustment is necessary to preserve the intended incentives and benefits of the PSUs, if any of the following events has a material impact on the performance metrics during the performance period:

	•	Unusual or non-recurring events, such as acquisitions;
	•	Changes in our accounting principles or tax laws; and
	•	Events related to currency fluctuations.

Terms of the 2025 EC Grant

The following sets forth the value and key terms of the 2025 EC Grant:

Date of Grant

The 2025 EC Grant was approved by the Compensation Committee on February 9, 2025, and subsequently approved by the Board on February 11, 2025 (with the latter constituting the date of grant). The grant is subject to shareholders’ approval of the EC Equity Plan, and is further governed by our Compensation Policy, the terms of our 2024 Plan and applicable award agreements.

Grant Value and Mix

On February 9, 2025 and February 11, 2025, the Compensation Committee and the Board, respectively, determined that the appropriate value of the 2025 EC Grant was $8.5 million, assuming achievement of the PSU performance goals at target level. The number of shares underlying the RSUs and PSUs to be granted was determined based on the average closing price of the Company’s shares over the 60 business days preceding February 1, 2025 ($326.77).  The foregoing calculation is consistent with grants made to our officers at that time and was designed to manage the impact of share price fluctuation on the dilution rate resulting from such awards.

The proposed equity mix for the 2025 EC Grant, assuming achievement of target level performance, is as follows:

	RSUs	Business PSUs	rTSR PSUs	Long-Term PSUs (2025 EC Special Grant)
Percentage	32%	20%	13%	35%
Number of Shares	8,500	5,100	3,400	9,200
Target Value	$2,750,000	$1,650,000	$1,100,000	$3,000,000

If the performance criteria are achieved at target, the 2025 EC Grant would represent approximately 0.05% of the Company’s issued and outstanding Ordinary Shares as of May 16, 2025.

Performance Period and Criteria

Business PSUs

Business PSUs will be subject to a one-year performance period, beginning on January 1, 2025, and ending on December 31, 2025. The performance criteria are ARR and non-GAAP operating income margin, both of which are viewed as key factors in our long-term success. The achievement rate that would entitle Mr. Mokady to Business PSUs at target level is consistent with the objectives set in the Company’s 2025 operating plan that was approved by our Board in December 2024. Entitlement based on performance will be determined linearly, based on a straight-line interpolation between the applicable performance levels. The threshold performance level for the performance targets has been set at no less than 85% of each target. Per the EC Equity Plan, in case of overachievement of the performance criteria, Mr. Mokady will be entitled to up to 200% of the target number of Business PSUs awarded with respect to each performance metric.

Relative TSR PSUs

The Relative TSR PSUs will be subject to a three-year performance period, beginning on January 1, 2025 and ending on December 31, 2027. The performance criterion for Relative TSR PSUs is the Company’s relative stock price performance versus the companies comprising S&P Software & Services Select Industry Index.

The performance level for the Relative TSR PSUs in the 2025 EC Grant has been set by the Compensation Committee and the Board, in consultation with Meridian, as follows:

	Percentile	Achievement Rate
Threshold	30th	50%
Target	50th	100%
Overachievement	75th	200%

Achievement rate between performance levels will be determined linearly, based on a straight-line interpolation between the applicable performance levels.

Long-Term PSUs - 2025 EC Special Grant

The Long-Term PSUs will be subject to a three‑year performance period, beginning on January 1, 2025 and ending on December 31, 2027. The performance criterion for the 2025 EC Special Grant is ARR, which is considered a key driver of the Company’s long‑term success.  The number of Long-Term PSUs earned will be determined based on a tiered payout structure, with no interpolation between performance levels, and no Long-Term PSUs will be earned unless at least 100% of the target ARR is achieved. Mr. Mokady will receive the applicable payout percentage corresponding to the level of performance achieved within the specified ranges. The terms of the 2025 EC Special Grant are consistent with those of the 2025 CEO Special Grant. Specifically, Mr. Mokady will be entitled to earn:

•	100% of the target Long-Term PSUs if the Company’s ARR performance is between 100% and 107.5% of the target;

•	150% of the target Long-Term PSUs if the Company’s ARR performance is between 107.5% and 115% of the target; and

•	200% of the target Long-Term PSUs if the Company’s ARR performance is 115% or above.

Vesting Terms

All vesting terms shall be consistent with the EC Equity Plan with a vesting commencement date of February 15, 2025 or March 15, 2025, as applicable. For reference purposes:

•	RSUs will vest over a period of four years as of the vesting commencement date and become fully vested on February 15, 2029.

•
Subject to the achievement of the relevant performance criteria, 25% of the earned Business PSUs will vest on March 15, 2026, with the remainder vesting over the remaining three-year period thereafter and becoming fully vested on March 15, 2029.

•	Subject to the achievement of the relevant performance criteria, earned Relative TSR PSUs and Long-Term PSUs will fully vest on March 15, 2028.

If the achievement of the relevant performance metrics has not been determined by the Compensation Committee and the Board by the vesting dates stated above, the first vesting will occur on the 15th of the month immediately following the day such determination is made.

Adjustments

The Compensation Committee and the Board, acting jointly, have the discretion to reasonably adjust (increase or decrease) the PSU performance metric, to the extent they reasonably determine that such adjustment is necessary to preserve the intended incentives and benefits of the PSUs, in accordance with the terms of our Compensation Policy. To date, the Compensation Committee and the Board have not adjusted any performance criteria or their weighting.

Conclusion

Our Compensation Committee and Board believe that the proposed EC Equity Plan, and the associated 2025 EC Grant, are in the best interests of the Company and its shareholders.  The plan is designed to promote the Company’s long-term strategy by creating meaningful, performance-based incentives for our Executive Chair, while taking into account the scale of our operations and the competitive nature of the environment in which we operate.

The 2025 EC Grant appropriately aligns Mr. Mokady’s compensation with shareholder value creation, with 65% of the grant subject to performance criteria and 48% tied to long-term targets over a three-year period. This structure exemplifies a forward-focused approach to executive compensation, emphasizing long-term performance, shareholder alignment, and sustainable value creation.

As CyberArk’s founder and a key architect of its long-term strategic vision, Mr. Mokady continues to play an active role – engaging with strategic customers and partners, providing deep cybersecurity expertise, and championing the Company’s culture. Approval of the grant will support our ability to retain and incentivize our Executive Chair, whose continued involvement is critical to the Company’s ability to execute its long-term strategy and drive sustained shareholder value.

Please note: if this Proposal 3 is not approved at the Meeting, we will not be able to extend any equity compensation to our Executive Chair pursuant to Israeli law.

Failure to offer appropriate compensation to our Executive Chair could directly impede our ability to retain the long-term active involvement and mentorship of the Executive Chair, who possesses unique experience and standing in the cybersecurity industry. The Compensation Committee and the Board believe that such failure would potentially pose a material risk to the Company’s short- and long-term success.

Proposed Resolution: Proposal 3

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the adoption of the proposed EC Equity Plan for the years 2025-2027, for the grant of restricted share units and performance share units to Mr. Udi Mokady, the Company’s Executive Chair, in the form attached to the Proxy Statement as Appendix B and as described in Proposal 3 therein be, and hereby is, approved in all respects.”

Required Vote: Proposal 3

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the approval of the adoption of the EC Equity Plan, including the 2025 EC Grant.

PROPOSAL 4
APPROVAL OF THE AMENDED COMPENSATION POLICY

Background

Under the Companies Law, the board of directors of an Israeli public company is required to establish a compensation policy regarding the terms of engagement of its office holders. Our office holders include our directors, executive officers and other managers who meet the definition of “office holder” under the Companies Law. We refer hereunder to office holders other than our directors as executives.

Pursuant to the Companies Law, the compensation committee and the board of directors of an Israeli public company must review the compensation policy from time to time, to consider its appropriateness and ensure its alignment with the company’s compensation philosophy. The compensation policy must generally be re-approved once every three years. The adoption, amendment and restatement of the policy is to be approved by the board of directors, after considering the recommendation of the compensation committee. Following such approvals, the compensation policy should be approved by the company’s shareholders, subject to the Special Majority requirements that are detailed above in the “Vote Required for Approval of Each of the Proposals” section, except that the approval of the shareholders may be waived in certain circumstances prescribed by the Companies Law.

On June 28, 2022, our shareholders approved, following the approval and recommendation of our Compensation Committee and our Board, the CyberArk Software Ltd. 2022 Compensation Policy, in accordance with the provisions of the Companies Law. Such policy is in effect until the third anniversary of the shareholder approval date and shall remain in effect until such time unless the Amended Policy (as defined below) has been adopted.

On May 6, 2025, following the recommendation of our Compensation Committee, our Board approved the CyberArk Software Ltd. 2025 Compensation Policy (the “Amended Policy”), in accordance with the provisions of the Companies Law. The proposed Amended Policy is attached to this proxy statement as Appendix C.

In determining the Amended Policy, the Compensation Committee and our Board considered various factors, including the relevant provisions set forth in the Companies Law and regulations applicable to companies such as ours, market practices, competitive markets and the best interest of the Company and our shareholders. The Compensation Committee and our Board reviewed various data and information they deemed relevant, with the advice and assistance of management and outside legal counsel. The Amended Policy is intended to present an accurate understanding of and better define our compensation practices, and enhance controls around special bonuses, equity acceleration and recoupment provisions, thus further aligning the interests of our office holders with the interests of the Company and our shareholders.

Amended Policy - Main Revisions

The following are the main changes proposed to be implemented in the Amended Policy. Such changes are intended to further promote discipline, oversight and corporate governance and align our compensation practices with market best practice and the interests of our shareholders:

Subject	2022 Compensation Policy	Amended Policy
Limit on Portion of Annual Bonus that may be based on Qualitative Criteria	Aligns with the requirements of the Israeli Law: • No more than 30% of CEO Annual Bonus • No more than 70% of Annual Bonus with respect to other executives	• No more than 25% of CEO Annual Bonus • No more than 50% of Annual Bonus with respect to other executives
Accelerated Vesting of Equity Awards	Permits the Board to provide for equity award vesting acceleration upon a change in control (Single Trigger Acceleration of Vesting)	Acceleration of vesting of outstanding equity awards may be granted only upon a qualifying termination in connection with a Merger/Sale (Double Trigger Acceleration of Vesting)
Recoupment	Applied separate recoupment provisions to Executive Officers (according to the Company’s Clawback Policy) and other Executives (according to the Compensation Policy)	Clawback Policy would apply uniformly to all Executives

Conclusion

Our Compensation Committee and the Board believe that the Amended Policy is in the best interest of the Company and our shareholders as it promotes the Company’s objectives, business plan and long-term strategy, by creating appropriate incentives for our office holders, while taking into consideration the size and nature of operations of our Company, as well as the competitive environment in which we operate. The Amended Policy presents an improved understanding of our compensation practices, better defines the boundaries of our compensation practices, provides greater transparency and enhances controls.

Proposed Resolutions: Proposal 4

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that, in compliance with the requirements of the Companies Law, the CyberArk Software Ltd. 2025 Compensation Policy, in the form attached as Appendix C to the proxy statement with respect to the Annual General Meeting held on June 24, 2025, and as previously approved by the Board at the recommendation of the Compensation Committee, be, and the same hereby is, approved.”

 Required Vote: Proposal 4

See “Vote Required for Approval of Each of the Proposals” above.

 Board Recommendation

The Board recommends that you vote “FOR” the approval of the CyberArk Software Ltd. 2025 Compensation Policy as described in this Proposal 4.

PROPOSAL 5
RE‑APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF THE BOARD TO
FIX ANNUAL REMUNERATION OF THE INDEPENDENT AUDITORS

Background

Our shareholders are asked to approve the reappointment of our independent auditors and to authorize our Board to approve their annual remuneration for the fiscal year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders.

In June 2024, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“Kost Forer”), was appointed by the Company’s shareholders as the Company’s independent auditors for the fiscal year ended December 31, 2024, and for such additional period until the Meeting.  Each of the Audit Committee and the Board has approved the reappointment of Kost Forer as the Company’s independent auditors, subject to approval by the Company’s shareholders, for the fiscal year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders.  The Company, based upon the recommendation of the Audit Committee and the Board, is submitting for approval the re‑appointment of Kost Forer as its independent auditors for the year ending December 31, 2025 until the annual general meeting to be held in 2026, and the authorization of the Board, following approval and recommendation of the Audit Committee, to determine the compensation of the auditors in accordance with the volume and nature of their services pursuant to their engagement.

The following table sets forth the total fees paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer, in each of the previous two fiscal years:

	2023	2024

Audit Fees	$1,010	$1,575
Audit Related Fees	-	-
Tax Fees	262	750
All Other Fees	45	14
Total	$1,317	$2,339

The annual fee increase for our 2024 audit fees and tax fees includes the work Kost and Forer conducted as part of the acquisition of Venafi.

“Audit fees” include fees for the audit of our annual financial statements.  This category also includes services that generally the independent accountant provides, such as consents, comfort letters and assistance with and review of documents filed with the SEC.

“Audit‑related fees” include fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees.  These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements, acquisitions and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“All other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Our Audit Committee has adopted a pre‑approval policy for the engagement of our independent accountant to perform certain audit and non‑audit services.  Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre‑approves each type of audit, audit‑related, tax and other permitted service.  The Audit Committee has delegated the pre‑approval authority with respect to audit, audit‑related, tax and permitted non‑audit services up to a maximum of $25,000 to its chairperson and may in the future delegate such authority to one or more additional members of the Audit Committee, provided that all decisions by that member to pre‑approve any such services must be subsequently reported, for informational purposes only, to the full Audit Committee.  All audit and non‑audit services provided by our auditors in 2023 and 2024 were approved in accordance with our policy.

Proposed Resolutions: Proposal 5

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby are, re‑appointed as the independent auditors of the Company for the fiscal year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders.”

“RESOLVED, that the Company’s Board be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services to be approved first by the Audit Committee.”

Required Vote: Proposal 5

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re‑appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the fiscal year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders, and the authorization of the Board to fix the remuneration of the independent auditors in accordance with the volume and nature of their services as described in this Proposal 5.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024, will be presented.  A copy of the Company’s annual report on Form 20‑F for the year ended December 31, 2024 (including the audited consolidated financial statements for the year ended December 31, 2024) is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at http://investors.cyberark.com.  Alternatively, you may request a printed copy of the annual report on Form 20‑F by fax to our Corporate Secretary, Ms. Meital Koren, at +972‑3‑9240111.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Proxy Statement and is not aware of any other matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy card to vote such proxy in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20‑F for the year ended December 31, 2024, filed with the SEC on March 12, 2025, is available on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at http://investors.cyberark.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers.  The Company fulfills these requirements by filing or furnishing reports with the SEC.  The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Meital Koren, VP Legal, Corporate Secretary

Petach‑Tikva, Israel

May 20, 2025

APPENDIX A

CYBERARK SOFTWARE LTD.

Key Performance Metrics Definitions

and GAAP to Non-GAAP Reconciliation

Key Performance Indicators and Non-GAAP Financial Measures

ARR
•
ARR is defined as the annualized value of active SaaS, self-hosted subscriptions and their associated maintenance and support services, and maintenance contracts related to the perpetual licenses in effect at the end of the reported period.

Subscription Portion of Annual Recurring Revenue
•
Subscription portion of ARR is defined as the annualized value of active SaaS and self-hosted subscription contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.

•
Annual Recurring Revenue (ARR) and Subscription portion of ARR are performance indicators that provide more visibility into the growth of our recurring business in the upcoming year. This visibility allows us to make informed decisions about our capital allocation and level of investment. Each of these measures should be viewed independently of revenues and total deferred revenue as each is an operating measure and is not intended to be combined with or to replace either of those measures. ARR and Subscription portion of ARR are not forecasts of future revenues and can be impacted by contract start and end dates and renewal rates.

Non-GAAP Financial Measures

The Company believes that the use of non-GAAP operating income and free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to operating loss, net cash provided by operating activities or any other performance measures derived in accordance with GAAP.

Non-GAAP operating income is calculated as GAAP operating loss excluding share-based compensation expense, amortization of share-based compensation capitalized in software development costs, acquisition related expenses, amortization of intangible assets related to acquisitions, and impairment of capitalized software development costs. Free cash flow is calculated as net cash provided by operating activities less purchase of property and equipment and other assets.

The Company believes that providing non-GAAP operating income, which is adjusted by share-based compensation expense, amortization of share-based compensation capitalized in software development costs, acquisition related expenses, amortization of intangible assets related to acquisitions, and impairment of capitalized software development costs, allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share-based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its acquisitions, amortization of intangible assets related to acquisitions, and impairment of capitalized software development costs do not reflect the performance of its core business and impact period-to-period comparability. The Company believes free cash flow is a liquidity measure that, after the purchase of property and equipment and other assets and one-time tax payment on the capital gain from the intercompany migration of intellectual property, provides useful information about the amount of cash generated by the business.

 Reconciliation of Net cash provided by operating activities to Free cash flow:

	Twelve Months Ended
	December 31,
	2023	2024

Net cash provided by operating activities	$56,204	$231,887
Less:
Purchase of property and equipment and other assets	(4,948)	(11,059)

Free cash flow	$51,256	$220,828

GAAP net cash used in investing activities	(85,828)	(346,262)
GAAP net cash provided by financing activities	38,084	288,806

 Reconciliation of Operating Loss to Non-GAAP Operating Income:

	Twelve Months Ended
	December 31,
	2023	2024

Operating loss	$(116,472)	$(72,804)
Plus:
Share-based compensation (1)	140,101	168,766
Amortization of share-based compensation capitalized in software development costs (3)	393	328
Amortization of intangible assets (2)	7,364	32,777
Acquisition related expenses	-	21,800
Impairment of capitalized software development costs	2,067	-

Non-GAAP operating income	$33,453	$150,867

 (1) Share-based Compensation :

	Twelve Months Ended
	December 31,
	2023	2024

Cost of revenues - Subscription	$4,178	$6,525
Cost of revenues - Perpetual license	45	22
Cost of revenues - Maintenance and Professional services	13,389	15,177
Research and development	29,458	34,953
Sales and marketing	58,790	67,924
General and administrative	34,241	44,165

Total share-based compensation	$140,101	$168,766

 (2) Amortization of intangible assets :

	Twelve Months Ended
	December 31,
	2023	2024

Cost of revenues - Subscription	$6,817	$25,676
Sales and marketing	547	7,101

Total amortization of intangible assets	$7,364	$32,777

(3) Classified as Cost of revenues - Subscription.

A - 2

APPENDIX B

CYBERARK SOFTWARE LTD.
2025-2027 EXECUTIVE CHAIR LONG-TERM EQUITY INCENTIVE PLAN

Section 1.          Purpose

The CyberArk Software Ltd. Executive Chair Long-Term Equity Incentive Plan (the “LTI Plan”) is intended to promote the success of CyberArk Software Ltd., an Israeli company (the “Company”), by providing performance-oriented, share-based incentives, that appropriately motivate the executive chair (the “EC”), whose strategic decisions and leadership play a critical role in driving the Company’s growth, and reward him for superior long-term performance and value creation. The LTI Plan is subject to the terms of the Company’s 2024 Share Incentive Plan, as amended from time to time, or any successor plan (the “Plan”) and the Compensation Policy. The LTI Plan will be effective upon requisite shareholder approval at the Company’s 2025 Annual General Meeting of Shareholders. Participation in the LTI Plan is limited to the EC.

Section 2.          Definitions

2.01          Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Plan. For purposes of the LTI Plan, the following terms shall have the following meanings:

“Award” means the RSUs and PSUs awarded to the EC pursuant to Section 3 of the LTI Plan and the Plan.

“Committee” means the Compensation Committee of the Company’s Board.

“Compensation Policy” means the Company’s compensation policy for directors and officers, adopted pursuant to the Israeli Companies Law 1999, as in effect from time to time.

“LTI Award” (Long-Term Incentive Award) means the dollar value that is awarded to the EC in respect of any Plan Year under the LTI Plan, as determined by the Committee and the Board.

“PSU” means an RSU that is subject to performance-vesting conditions as set forth in the applicable Award Agreement and the LTI Plan.

“PSU Award Performance Objectives” means the criteria that the Committee and the Board shall select for purposes of establishing the performance goal(s) with respect to any Award of PSUs under the LTI Plan. The PSU Award Performance Objectives that will be used to establish the performance goal(s) shall be based on certain measurable criteria, as such term is referred to in the Compensation Policy (“Measurable Criteria”). Any one or more of the PSU Award Performance Objectives may be used on an absolute or relative basis (as compared to the performance of appropriate groups of comparable companies, or indices ) to measure the performance of the Company as a whole or any business unit or segment of the Company or any combination thereof, as the Committee and the Board may deem appropriate.

“Plan Year” means each calendar year between 2025 through, and including, 2027.

Section 3.          Determination and Grant of LTI Award

3.01          At the beginning of each Plan Year, the Committee and the Board shall determine whether to grant, and if so, the scope of the LTI Award to be awarded to the EC for such Plan Year, subject to the limitations set forth in Section 3.02 below. It is expected that the Committee and the Board will base their decisions on customary factors, including, but not limited to:

(a) the Company’s prior performance and prospects for future performance,

(b) the EC’s prior performance, and expectations for future performance,

(c) compensation benchmarking, and

(d) such other factors as the Committee decides in its sole discretion.

The LTI Award with respect to each Plan Year, if any, shall be granted to the EC in the form of an Award of RSUs and an Award of PSUs.

3.02          The maximum number of Shares that may be subject to Awards granted under the LTI Plan in respect of any LTI Award for any one Plan Year shall not exceed the applicable restrictions set forth in the Compensation Policy. As at the date hereof, such restrictions with respect to an Award that does not include an exercise price or includes an exercise price lower than fair market value (such as RSUs or PSUs) are one-half of one percent (0.5%) of the annual and issued outstanding Shares of the Company at the time of grant. Further, the maximum dollar value of the LTI Award, on target, for any one Plan Year shall not exceed $8.5 million US Dollars (as otherwise determined by the Board in its reasonable discretion) and the maximum number of Shares that may be earned on account of over achievement of PSU Award Performance Objectives shall be twice the number of Shares representing the “on target” performance level in respect thereof.

3.03          Additionally, for each Plan Year, at least 50% of the LTI Award will be awarded in the form of PSUs, provided that, at least 20% of the LTI Award value will be subject to a performance period of at least three years (“Long-Term PSUs”).

Section 4.          Terms and Conditions of Awards Issued in Connection with the LTI Award

4.01          The terms and conditions of each Award shall be set forth in an individual Award Agreement. Each Award shall also be subject to the Plan, the Compensation Policy and the Policy for Recovery of Erroneously Awarded Compensation.

4.02          In respect of each Award of PSUs under the LTI Plan, the Committee and the Board shall select one or more of the PSU Award Performance Objectives and set forth the applicable level of performance that must be achieved in respect of such PSU Award Performance Objectives (i.e., threshold, target and overachievement) in the applicable Award Agreement. The performance period of PSU Awards whose PSU Award Performance Objectives are relative total shareholder return (“Relative TSR PSUs”), and Long-Term PSUs will be at least three years, and the performance period of all other PSUs will be at least one year.

4.03          For the avoidance of doubt, the Committee and the Board may (a) change the level of the performance that must be achieved from one Plan Year to another, (b) select different PSU Award Performance Objectives for each Plan Year, and (c) use a combination of PSU Award Performance Objectives in setting the applicable performance required in respect of PSUs award for each Plan Year.

4.04          Vesting. The Committee and the Board will determine the vesting conditions to be set forth in the applicable Award Agreements under the LTI Plan, subject to the following:

(a) the RSUs and Earned PSUs (as defined below) (other than Relative TSR PSUs and Long-Term PSUs) shall vest (and the underlying Shares will be issued) over at least four years from the vesting commencement date.

(b) Earned PSUs that are Relative TSR PSUs or Long-Term PSUs will vest (and the underlying Shares will be issued) in full promptly following the earning determination date.

(c) The first vesting event of each Award shall occur no earlier than 12 months from the date of grant.

provided, however, that the EC remains continuously as a Service Provider of the Company and its Affiliates through the applicable vesting date, except as provided in Section 5.

4.05          Settlement. Vested Awards under the LTI Plan shall be settled in accordance with the terms of the Award Agreement and the Plan. For the avoidance of doubt, Shares issued in settlement of Awards shall count against the Pool under the Plan.

Section 5.          Accelerated Earning, Vesting and Settlement of PSUs

5.01          General. The Awards shall be subject to acceleration of vesting pursuant to the Plan and applicable resolutions of the Company’s shareholders (e.g., Merger/Sale and resignation for good reason). Accordingly, the vesting of RSUs and earning and vesting of PSUs shall be accelerated in accordance with such acceleration terms, and the underlying Shares of such Awards will be earned (if applicable) and issued in connection with any such acceleration event. Relative TSR PSUs shall be earned and issued based on actual performance or “on target”, whichever is higher.

5.02          As set forth in Section 13.2 of the Plan and to the extent permitted by applicable law, subject to satisfaction of applicable tax withholding obligations, the Company may cause to be paid to the EC an amount in cash equal to the product of such number of Earned PSUs multiplied by the price paid per share in such Merger/Sale, as determined by the Committee and the Board. To the extent applicable, the intent of the Company and the EC is that the RSUs and PSUs will be exempt from, or compliant with, Section 409A of the US Internal Revenue Code and the guidance thereunder. All determinations under this section shall be made by the Committee and the Board as constituted immediately prior to the applicable Merger/Sale.

Section 6.          Administration

6.01          Subject to the provisions of the LTI Plan, the Plan, and Applicable Law, the Committee and the Board shall have exclusive authority to make all determinations under the LTI Plan, including, without limitation:

(a) the power to set the level of performance required to achieve any PSU Award,

(b) the value of the LTI Award for each Plan Year,

(c) subject to the limitations set forth in Section 3.03, the form, structure and composition of the Award made in respect of a LTI Award, and

(d) the policies, guidelines, rules and procedures relating to the implementation of the LTI Plan, and any amendment, supplement, or rescission thereof, as the Committee and the Board may deem appropriate.

6.02          The Committee and the Board’s interpretation of the LTI Plan, grant of any Award pursuant to the LTI Plan, and all actions taken within the scope of its authority under the LTI Plan, shall be final and binding on the EC and all other persons.

6.03          The Committee and the Board shall have the authority to establish, adopt or revise such rules or regulations relating to the LTI Plan as it may deem necessary or advisable for the administration of the LTI Plan.

6.04          As soon as practicable after completion of the performance period, the Committee shall determine and certify in writing the attainment level of the PSU Award Performance Objectives and the earned percentage of each of the foregoing and the number of earned PSUs (which written certification may be in the form of approved minutes of the Committee meeting in which such certification is made, if applicable) (“Earned PSUs”). To the extent that PSUs do not become Earned PSUs, such PSUs shall immediately terminate and be forfeited to the Company for no consideration upon expiration of the PSU Performance Period.

Section 7.          Miscellaneous

7.01          The Committee and the Board may reasonably adjust (increase or decrease) the PSU Award Performance Objectives and their relative weights, to the extent they reasonably determine that such adjustment is necessary to preserve the intended incentives and benefits of the PSUs, if any of the following events has a material impact on the performance metrics during the performance period:

(a) unusual or non-recurring events,

(b) changes in our accounting principles or tax laws, and

(c) events related to currency fluctuations.

7.02          The fact that the EC has been designated as a participant under the LTI Plan shall not confer on the EC any right to be retained in the employ of, or as a Service Provider to the Company or its Affiliates, or to be designated as a participant in any subsequent Plan Year.

7.03          No Award shall be taken into account in determining the EC’s compensation for the purpose of any group life insurance or other employee benefit plan unless so provided in such benefit plan.

7.04          The LTI Plan shall not be deemed the exclusive method of providing incentive compensation for the EC of the Company. Subject to applicable law and requisite corporate approvals, the LTI Plan shall not preclude approval of other forms of incentive compensation, including, without limitation, other grants of Options, RSUs or PSUs, not under the LTI Plan.

7.05          All expenses and costs in connection with the operation of the LTI Plan shall be borne by the Company and its Affiliates.

7.06          The LTI Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Israel, except with respect to matters that are subject to tax and securities laws, regulations and rules of any specific jurisdiction, which shall be governed by the respective laws, regulations and rules of such jurisdiction. The competent courts located in Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute arising out of or in connection with the LTI Plan and any Award granted hereunder. By signing any Award Agreement or any other agreement relating to an Award, the EC irrevocably submits to such exclusive jurisdiction.

***

APPENDIX C

CYBERARK SOFTWARE LTD.

2025 COMPENSATION POLICY

1.          Purpose.

This 2025 Compensation Policy (the “Policy”) constitutes the Compensation Policy of CyberArk Software Ltd. (the “Company”) with respect to the determination of Terms of Office of Office Holders. This Policy replaces the 2022 Compensation Policy of the Company in its entirety, subject to and following its approval by the Company’s shareholders (or as otherwise provided by law).

2.          Definitions; Construction.

2.1.          “Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

2.2.          “Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or judicial authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

2.3.          “Board” means the Board of Directors of the Company.

2.4.          “Committee” means the Compensation Committee of the Board.

2.5.          “Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

2.6.          “Director” means any member of the Board.

2.7.          “Executive” means any Office Holder who does not serve solely as a Director.

2.8.          “Office Holders” means as set forth in the Companies Law, regardless of whether such Office Holder is employed or engaged, directly or indirectly, by the Company or an Affiliate thereof.

2.9.          “Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

2.10.          “Terms of Office” means ‘terms of office and engagement’ as defined in the Companies Law.

2.11.          Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context requires otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Committee is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words ‘include’, ‘includes’ and ‘including’ shall be deemed to be followed by the phrase ‘without limitation.’ References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that as amended from time to time and shall include any successor law. The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Policy.

2.12.          Nothing in this Policy shall confer upon any person, including any Office Holder, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature, or to terminate the service or employment of any Office Holder. The Terms of Office of an Office Holder shall only be as set in an agreement between such Office Holder and the Company or its Affiliates, a written undertaking of the Company or its Affiliates, or a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and their applicability to the relevant Office Holder. No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

2.13.          This Policy will apply, with necessary changes, to any Office Holder who is engaged (whether directly or indirectly) as a service provider of the Company or any Affiliate.

2.14.          This Policy shall not apply, and shall have no effect with respect to or derogate from, any Terms of Office of any Office Holder that were in effect prior to the date of adoption of this Policy.

2.15.          To the extent that after the date this Policy is approved in accordance with the Companies Law, there will be a relief in the mandatory or minimum requirements prescribed by Applicable Law to be included in a compensation policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by Applicable Law, then such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary, unless otherwise determined by the Board.

3.          Administration.

3.1.          This Policy shall be administered by the Committee, unless and to the extent an action necessary for the administration of this Policy is subject to Board approval pursuant to the Companies Law.

3.2.          Subject to the terms and conditions of this Policy and any mandatory provisions of Applicable Law, and in addition to the Committee’s powers provided elsewhere in this Policy and by the Companies Law, the Committee shall have full authority in its discretion, from time to time and at any time, to do any of the following: interpret the Policy; prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and determine any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

4.          General Considerations.

The Terms of Office established pursuant to this Policy will be determined based on various considerations including those listed in this section.

4.1.          Promoting the Company’s Objectives, its Business Plan and its Long-Term Strategy. The Company believes that attracting and retaining Office Holders that have appropriate qualifications and proven track record that is expected to promote achievement of the Company’s business and financial goals is a key element to the Company’s success. In order to attract and retain Office Holders that possess skills, experience, professional capabilities and motivation that would support the Company’s efforts to increase shareholder value, the Terms of Office under which such Office Holders are retained should be competitive, reflect the past and anticipated contribution of such Office Holders to the Company and its business, reflect the scope of authority and responsibilities of the Office Holders and should create adequate and appropriate incentives for such Office Holders to dedicate their full attention, skills and efforts to the success and growth of the Company.

4.2.          Creating Appropriate Incentives to the Company’s Office Holders. The Company believes that the Terms of Office should reflect a balance between short-term and long-term achievements, between personal performance of an Office Holder and performance of the Company or specific divisions or regions of the Company, and between past performance and future performance and take into account the Company’s risk management and various other considerations that are appropriate in each individual case. Moreover, the Company believes that the Terms of Office of each Office Holder are both a reflection of the Company’s general policies and the individual circumstances relating to the hiring and retention of such Office Holder, and, therefore, there ought to be variations between the Terms of Office among Office Holders.

4.3.          The Size of the Company and the Nature of its Operations. The Company is involved in various businesses, products lines, technologies, geographic regions and target markets. In addition, the Company operates in an environment and markets that are dynamic and are continuously in flux offering multiple and different challenges. Accordingly, appropriate attention will be given to the particular circumstances and challenges of such Office Holder in determining his/her Terms of Office.

4.4.          Competitive Environment. The Terms of Office of an Office Holder will be determined after giving consideration to the terms offered to comparable Office Holders in comparable companies, to the extent such information is readily available, in order to offer competitive terms and attract and retain competent and capable Office Holders. The Terms of Office will generally be within a range of between average and above average levels in comparable companies. The applicable benchmark will be determined such that the Terms of Office of Office Holders serving in roles having responsibility over global operations will generally be compared to global roles and Office Holders serving in particular localities will generally be compared to roles in such localities. In addition, in order to attract or retain unique talents that are considered by the Company as such, the Terms of Office may exceed the aforementioned levels.

4.5.           Compensation Mix. The Terms of Office of an Office Holder will include a combination of various components, such as: salary and auxiliary payments and benefits, bonuses, equity or equity-linked awards, expense reimbursement, insurance, exculpation and indemnification, and compensation and benefits mandated by Applicable Law. In each instance, the Company will consider which components are appropriate and to what extent.

5.          Specific Considerations in the Determination of Terms of Office.

In order to achieve the general purpose and intent of the general considerations above, the Terms of Office of an Office Holder shall be predominantly based on the following considerations, as relevant and applicable in each case:

5.1.          The education, qualifications, skills, expertise, professional experience, accomplishments, references, reputation and achievements of the Office Holder.

5.2.          The experience, references, reviews, achievements and sustained performance of the Office Holder over time within the Company and its Affiliates.

5.3.          The seniority, tenure and duration of employment with or service to the Company or its Affiliates.

5.4.          The job function, organizational level, position and areas and scope of responsibility and authority of the Office Holder.

5.5.          The obligations, responsibilities, roles and objectives of such Office Holder under Applicable Law.

5.6.          The need to attract and retain Office Holders who have relevant skills, know-how or unique expertise.

5.7.          Prior Terms of Office with the Company and its Affiliates or previous employers.

5.8.          The then-current and prospective condition of the Company’s business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy.

5.9.          Geographical location and region of activity, and the employment or compensation practices in the industry and/or the relevant geographical location, region of activity or jurisdiction.

5.10.          Intra-organizational implications, including impact on other relevant employees of the Company and its Affiliates and the terms of compensation of relevant groups of employees of the Company and its Affiliates.

5.11.          The employment or compensation practices of comparable companies. The extent to which reference to comparable companies shall be required, as well as the parameters for determination of the identity of the companies which are comparable, shall be examined by the Company from time to time. Such parameters may include: the field of operation or industry, public or privately held companies, size, local or global operations, business condition and financial results, numbers of years of operations and jurisdiction of incorporation or of the executive headquarters.

5.12.          The ratio between the Terms of Office of the Office Holder and the salary (as defined in the Companies Law), and specifically the average and median salary (as defined in the Companies Law) of other employees of the Company, including for purposes of this section those engaged through manpower companies, and the effect of such differences on the employment environment in the Company.

5.13.          If the Terms of Office include variable components, the inclusion of threshold and capped payout levels, provisions reducing variable components in certain circumstances, and setting a limit to the value of an equity variable component upon its exercise, all at the Committee’s discretion.

5.14.          If the Terms of Office include termination benefits, the term of office or engagement of the Office Holder, the Terms of Office during such period, the performance of the Company (or the applicable Affiliate or division) during such period, the Office Holder’s contribution towards the Company’s achievement of its goals and maximizing its financial results, and the circumstances of termination.

5.15.          Accounting and tax considerations and implications, including, the total cost or value of the compensation (or any component thereof) to the Company, the manner in which such compensation shall be recorded in the Company’s financial statements, impact on cash flow and any applicable requirement to obtain approvals from any tax or other regulatory authority.

5.16.          The impact, if any, of the fact that the engagement of the Office Holder is effected pursuant to an agreement with an Affiliate of the Office Holder.

5.17.          If the Terms of Office include equity or equity-linked components, the value thereof, the anticipated incentive associated with such components and any dilution resulting from the issuance of the securities.

5.18.          Any requirements prescribed by the Companies Law, U.S. securities laws and Nasdaq rules, and any other Applicable Law, from time to time.

5.19.          General goals and objectives of the Company (or if applicable, the relevant Affiliate or division) and incentivizing the Office Holder to reach and achieve these goals.

5.20.          The specific goals or targets defined for the Office Holder or for which he/she is recruited or retained, and incentivizing the Office Holder to reach and exceed these goals.

5.21.          Such other considerations as are deemed relevant or applicable in the circumstances.

The relevancy and applicability of the foregoing considerations shall be weighed in each particular instance, and the weight of any particular consideration shall be as determined in the particular instance and based on the specific circumstances, taking into account that the Company is operating in various jurisdictions and has a number of product lines and different operating business segments or units, each of which may differ significantly in its employment practices.

The Company may, but shall not be required to, obtain advice from advisors and professionals for the purpose of assessing and determining the above considerations as the Company deems necessary, including, for the purpose of gathering relevant data, market research, labor practices and economic/cost analysis.

6.          Components of Terms of Office of an Executive.

The Terms of Office of an Executive may include a combination of all or any part of the following components, in each instance, considering which components are appropriate and their respective weight.

6.1.          Salary and Additional or Related Benefits.

6.1.1.          The Terms of Office of an Executive may include a mechanism for salary updates and currency conversion calculations.

6.1.2.          Additional or related benefits may include the following: pension; education fund; managers insurance; medical insurance (general, vision and dental) and life insurance, including with respect to immediate family members; disability insurance; periodic medical examination; leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance; telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof; paid vacation, including, if applicable, the redemption thereof; sick days; holiday and special occasion gifts; recuperation pay; expense reimbursement; payments or participation in relocation and related costs, perquisites and expenses (including for relocated family members); loans or advances, to the extent permitted under Applicable Law; professional or academic courses or studies; newspaper or online subscriptions; professional membership dues or subscription fees or professional liability insurance; professional advice or analysis (such as pension, insurance and tax); other benefits generally provided to Company employees (or any applicable Affiliate or division); other benefits or entitlements mandated by Applicable Law; and other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, region of activity or jurisdiction. Any of the above benefits may be within the requirement mandated by Applicable Law or in excess thereof. Any of the above benefits may include gross up of taxes and mandatory payments required to be made by Applicable Law.

6.2.          Retirement and Termination of Engagement.

6.2.1.          Advance notice of termination, not exceeding the higher of the period required by Applicable Law or 12 months.

6.2.2.          Garden leave period prior to, or adjustment period following, termination, not exceeding 12 months in the aggregate.

6.2.3.          Termination and severance payments, not exceeding 12 months’ salary (in addition to any mandatory severance payments under Applicable Law).

6.2.4.          The Terms of Office of an Executive pursuant to subsections 6.2.1-6.2.3 above, in the aggregate, shall not exceed 24 months’ salary (in addition to any mandatory payment or period under Applicable Law).

6.3.          Non-Solicitation and/or Non-Compete Arrangements

6.3.1.          Non-solicitation and/or non-compete undertakings, and payment in consideration for such undertaking shall not exceed 24 months’ salary.

6.4.          Arrangements upon Merger/Sale

The following benefits may be granted to an Executive in addition to the benefits applicable in the case of any retirement or termination upon a “Merger/Sale” (as defined in the Company’s most recent Equity Plan then in effect):

6.4.1.          Vesting acceleration of outstanding equity awards upon a termination in connection with a Merger/Sale (and not, for the avoidance of doubt, solely as a result of a Merger/Sale).

6.4.2.          Extension of the exercising period of options for a period of up to one (1) year, following the date of termination; and

6.4.3.          Up to an additional six (6) months of continued base salary and benefits following the date of termination (the “Additional Adjustment Period”). For avoidance of doubt, such Additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to this Policy, but in no event shall exceed, together with the payments pursuant to subsections 6.2.1-6.2.3 above, 24 months’ salary (in addition to any mandatory payment or period under Applicable Law).

6.5.          Bonuses. Bonuses may include Annual Bonuses and Special Bonuses.

6.5.1.          Annual Bonus.

6.5.1.1.          Each year, an Executive may be entitled to an annual bonus, pursuant to a bonus plan prepared with respect to such year (the “Annual Bonus”). The bonus plan will contain objectives regarding the Company’s annual financial and/or business performance as well as personal objectives related to such Executive’s area of responsibility. The objectives will be designed to promote the Company’s medium and long-term success, be based on measurable criteria and may include corporate, strategic and financial objectives, as well as leadership and management measures relating to the Executive individually or to his/her business unit/department, including: contribution to the management and corporate values of the Company, its vision and mission; ability to hire, manage and motivate personnel in support of the Company’s objectives; and management of functions and responsibilities within set financial budgets and forecasts or other applicable criteria (the “Bonus Plan”).

6.5.1.2.          At the beginning of each fiscal year, the Board, based on the recommendation of the Committee, will set the general structure of the Bonus Plan and the chief executive officer will determine each Executive’s specific personal targets (other than his own). The Bonus Plan may relate to overachievement and it may, but shall not be required to, be set out in individual agreements with the applicable relevant Executive.

6.5.1.3.          The terms of the Annual Bonus will also include the specific weight of each criteria. The criteria and the method of measuring the criteria underlying the Annual Bonuses may differ from period to period and from one Executive to another.

6.5.1.4.          A portion of the Annual Bonus granted to an Executive may be based on non-measurable criteria or a discretionary evaluation of the Executive’s overall performance by the chief executive officer (subject to any additional approval as may be required by the Companies Law), and in case of the chief executive officer, by the Committee and the Board; provided that, in any event, such qualitative portion of the Bonus plan not  exceed 25% of the Annual Bonus of the chief executive officer or 50% of the Annual Bonus of another Executive.

6.5.1.5.          Measurable criteria (determined on a Company-wide or divisional basis) that may be considered, include among others: financial results (whether GAAP or non-GAAP); sales and marketing objectives; productivity indices and growth in the volume of activity; cost savings; efficiency metrics; execution of projects; internal and external customer satisfaction; promotion of strategic targets; promotion of innovation; employee evaluation surveys; regulatory and legal targets; success in raising capital; attainment of milestones; meeting the Company’s budget; and compliance with corporate governance rules. Non-measurable criteria that may be considered include, among others: contribution to the Company’ business, profitability and stability; the need to attract or retain an Executive with skills, know-how or unique expertise; the responsibility imposed on an Executive; changes that occurred in the responsibility imposed on an Executive during the year; performance satisfaction, including assessing the degree of involvement of an Office Holder and devotion of efforts in the performance of the Executive’s duties; assessment of an Executive’s ability to work in coordination and cooperation with other employees; and contribution to an appropriate control environment and ethical environment.

6.5.1.6.          In the event the employment of an Executive commenced mid-year, the Committee and Board may determine to pay the Executive a prorated portion of the Executive’s Annual Bonus.

6.5.1.7.          In the event the employment of an Executive is terminated prior to the end of a fiscal year, the Board may determine to pay such Executive the Annual Bonus, in whole or in part (based on and subject to the terms and conditions of the Bonus Plan).

6.5.1.8.          To the extent applicable in special circumstances, the Bonus Plan may be revisited by the Committee, and if approved by the Committee, then by the Board, during the mid-year review period, the annual performance period or following a material corporate event, which may include among others a material M&A transaction or fund raising, including in order to account for changes in an Executive’s roles and responsibilities, recruitments and promotions during such year, significant changes in the Company’s operations, business or market terms or other material changes applicable to the Company.

6.5.1.9.          The Annual Bonus payable to an Executive pursuant to the Bonus Plan for a certain year shall not exceed twenty-four (24) months of such Executive’s salary for the specific year.

6.5.2.          Special Bonuses.

6.5.2.1.          The Terms of Office of an Executive may also include other bonuses as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement or change of responsibilities) at the Committee’s and Board’s discretion, subject to any additional approval as may be required by the Companies Law (“Special Bonuses”). Special Bonuses may also include retention, promotion, signing and relocation bonuses (it being clarified that signing bonuses are expected to primarily address the replacement or forfeiture of the anticipated compensation previously afforded to a joining Executive).

6.5.2.2.          The Special Bonus payable to an Executive shall not exceed twelve (12) months of the employer’s cost for such Executive’s salary and additional or related benefits for the specific year (as listed in Section 6.1).

6.5.3.          Notwithstanding the above, under exceptional circumstances and after reconsidering the terms of this Policy, an Annual Bonus or Special Bonus payable to an Executive for a certain year or event may exceed the limits set forth above, if so resolved by the Committee and the Board to be in the interest of the Company; provided, that (a) any such additional bonus may not exceed six (6) months’ of such Executive’s salary for the applicable year, and (b) the Company shall disclose the reason for the payment of the additional bonus and its amount in the Company’s annual report or proxy statement for its annual general meeting.

6.6.          An Immaterial Change in the Terms of Office of an Executive other than the chief executive officer may be approved by the chief executive officer, provided that the amended Terms of Office are in accordance with this Compensation Policy. An “Immaterial Change in the Terms of Office” means a change in the terms of employment of an Executive with an amount equal to up to three (3) months’ salary of such Executive.

7.          Components of Terms of Office of a Director.

All references to “Director(s)” in this Section 7 relate to non-Executive Directors. To the extent applicable to the Company, the Terms of Office of an External Director (as defined in the Companies Law) will be determined as permitted by the Companies Law and the applicable regulations promulgated thereunder.

7.1.          The Terms of Office of a Director may include a combination of all or any part of the following components, considering which components are appropriate and their respective weight:

7.1.1.          Periodic fees. Fees payable with respect to a period of service, typically annual fees and type or scope of services (such as Board or committee membership or chairing or independent leadership). The terms of the periodic fees may refer to circumstance and the effect of partial service throughout the relevant period of the fee entitlement.

7.1.2.          Per meeting fees. A fee payable for each meeting of the Board and/or any committee thereof, whether participation was in person, through a telephone or through a written consent.

7.1.3.          Reimbursement of expenses, including travel, stay and lodging.

7.1.4.          Leased car, company car or the value of the use thereof; as well as bearing the cost of related expenses (or reimbursement thereof).

7.1.5.          Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof.

7.1.6.          Other benefits (other than pension arrangements) generally provided to Company employees (or any applicable Affiliate or division).

7.1.7.          Other compensation, benefits or entitlements mandated by Applicable Law.

7.1.8.          Other benefits and entitlements that are part of directors’ compensation practices in the industry, relevant geographical location, region of activity or jurisdiction, provided however, that Directors shall not participate in any performance-based compensation plans.

8.	Arrangements regarding Exculpation and Indemnification of Office Holders.

8.1.          Exculpation. The Company may exempt its Office Holders in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis to the Company, to the fullest extent permitted by Applicable Law;

8.2.          Insurance. The Company will provide directors’ and officers’ liability insurance for Office Holders as follows:

8.2.1.          General directors’ and officers’ liability insurance with coverage of up to the higher of (i) $100.0 million and (ii) 15% of the Company’s market capitalization, calculated based on the closing price of the Company’s shares, as quoted on The Nasdaq Stock Market LLC at the close of business on December 31 of the calendar year preceding the date of such approval, without limiting the premiums payable, provided that, the premium is determined by the Committee to be customary in the circumstances at such time. Such coverage can include, among other things, coverage with respect to reimbursement of expenses, claims relating to any public offering of shares or other securities of the Company and provisions covering an Office Holder’s liability following termination of employment or service.

8.2.2.          Directors’ and officers’ liability insurance with respect to specific events, such as public offerings, or with respect to periods of time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage in connection with a change in control.

8.3.          Indemnification. The Company (subject to the approvals of the Committee and the Board, and with respect to the Directors and chief executive officer, also the shareholders) may indemnify its Office Holders to the fullest extent permitted by Applicable Law and the Company’s Articles of Association, for any liability and expense that may be imposed on the Office Holder, as provided in the indemnity agreement between such individuals and the Company, all subject to Applicable Law and the Company’s Articles of Association.

9.	Equity Awards of Office Holders.

9.1.          Equity awards will be made in the manner prescribed by the Company’s 2014 Share Incentive Plan, as amended, the 2020 Employee Share Purchase Plan, as amended, the Company’s 2024 Share Incentive Plan, as amended, and under such other equity plans for employees of the Company or its Affiliates that the Company may adopt from time to time (the “Equity Plans”). These include: options to purchase ordinary shares of the Company, restricted share units, restricted shares, performance-based awards and any other type of equity compensation that is based on the Company’s securities and may be granted under applicable tax regimes.

9.2.          Unless determined otherwise in a specific award agreement approved by the Committee and the Board, equity awards will be subject to an overall vesting period or reverse-vesting, as applicable (being measured by the last vesting date from the date of commencement of vesting) of no less than one (1) year (including, periodic vesting dates during such period and portions that may be fully vested upon grant) or otherwise will be subject to vesting to performance criteria, and the vesting of equity awards will not accelerate solely as a result of a change in control. In addition, the Board may, following approval by the Committee, extend the period of time for which an option award is to remain exercisable (but not more than one year following the termination date of engagement) and make provisions with respect to the acceleration of vesting of equity awards in certain events, including termination events or change in control, the vesting period of any Executive’s awards, as well as other adjustments, modifications and changes to the terms of the equity awards (which adjustments, modifications and changes may be made either at the time of approval of the award or at any time thereafter), as permitted under the terms of the Equity Plans and subject to Applicable Law, provided that repricing shall be subject to shareholder approval. Notwithstanding anything herein or in the Equity Plan to the contrary, the Board may not make provision for the acceleration of any Executive’s awards (in whole or in part) solely as a result of a Merger/Sale.

9.3.          Equity award that include an exercise price, such as stock options, shall have an exercise price that is equal to or higher than fair market value as of the date of the grant (as determined at such time by the Committee and/or the Board, in their discretion). The total number of shares subject to such equity award shall not exceed 1.0% of the issued and outstanding share capital of the Company at the time of grant. With respect to an equity award that does not include an exercise price (such as, restricted share units or performance-based restricted share units), the annual total number of shares subject to such equity award shall not exceed 0.5% of the annual issued and outstanding share capital of the Company at the time of grant.

9.4.          In the event that equity awards granted to groups of employees of the Company and/or its Affiliates are subject to an amendment or adjustment of terms – other than re-pricing – that is applied to the entire group of such employees, then such amendment or adjustment may be applied also to Executives that constitute part of the same group.

9.5.          The Committee and/or the Board will adopt and maintain minimum shareholding guidelines applicable to Office Holders, such as an appropriate ratio between holdings and base salary, to encourage long-term holding of shares and/or equity and alignment with shareholder interest.

9.6.          To the extent applicable, and in special circumstances, the performance criteria of a performance equity award may be revisited with and adjusted upward or downward by the Committee, and if approved by the Committee, then by the Board, during the performance period, including in order to account for changes in an Executive’s roles and responsibilities, recruitments and promotions during such year, significant changes in the Company’s operations or business or market terms, mergers and acquisitions or other material changes applicable to the Company.

10.          Recoupment.

10.1.          In the event of an accounting restatement, the Company shall be entitled to recover from its Office Holders the bonus compensation or performance-based equity compensation in accordance with the ‘clawback policy’ adopted by the Company from time to time under the applicable stock exchange rules.

10.2.          Nothing in this Section 10 derogates from any other ‘recoupment’, ‘clawback’ or similar provisions regarding disgorging of profits imposed on Office Holders by virtue of Applicable Law, any policy adopted pursuant to, or as required by, Applicable Law, or a separate contractual obligation.

11.         Effectiveness; Term.

11.1.          The Policy shall take effect upon its approval in accordance with the Companies Law.

11.2.          The term of this Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time that the Policy is no longer in effect under the Companies Law, or (ii) such time that the Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Policy, or (iii) such time determination of Terms of Office of Office Holders is not required to be made pursuant to a Compensation Policy under the Companies Law, including, without limitation of the foregoing, in the event that the Company ceases to be a Public Company (as defined in the Companies Law), in which case this Policy shall have no effect with respect to Terms of Office of Office Holders at such time.

12.         Non-Exclusivity of this Policy.

12.1.           Neither the adoption of this Policy or any amendment thereof nor the submission of this Policy or any amendment thereof to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other policy, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans, subject in each case, to the approvals required under the Companies Law.

12.2.          The Terms of Office of an Office Holder may contain such other terms and conditions that are not inconsistent with this Policy (to the extent required by the Companies Law).

13.          Governing Law.

The Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective laws of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.

14.         Severability.

If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the Applicable Law as it shall then appear.

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